Allied HEALTHCARE PRODUCTS INC.

ARS

03035601

OCT 17 2003

PE 6-30-03

September 30, 2003

To our shareholders:

Allied had another disappointing year. We were successful in reducing our production costs, but sales were flat, and we saw significant increases in overhead expenses as a result of increases in medical benefits and insurance premiums. This netted to a small loss for the year. However, we made progress in a number of important areas. These include:

- Reduction of debt by $2.1 million during the fiscal year.
- Successful negotiation of a new three-year labor agreement.
- Reduction of production costs by approximately $1.0 million.

Overview: Fiscal Year 2003 Financial and Operational Results

Allied's net loss for fiscal 2003 was $158,000, or 2 cents per share, compared with a net loss of $11.7 million, or $1.50 per share, for the prior fiscal year. In the prior year, nonrecurring items accounted for $11.6 million, or $1.49 per share, of Allied's net loss. During fiscal 2002, Allied recorded two large nonrecurring items, a $9.6 million write down of goodwill and a pre-tax, non-cash charge of $3.2 million to increase its reserve for slow moving and obsolete inventory. Excluding the impact of these items, income from operations for the 2002 fiscal year was approximately $890,000 compared to approximately $503,000 for 2003.

Revenues for 2003 totaled $60.9 million, up slightly from $60.4 million in 2002, in part reflecting a modest price increase of approximately 1%. In addition, cost saving initiatives resulted in production cost savings of approximately $980,000 in fiscal 2003. However, these savings were more than offset by increases in overhead cost. During fiscal 2003, the cost of providing medical benefits to our employees and their families increased by approximately $1.1 million , and our property and casualty insurance coverage increased by more than $700,000. The property and casualty cost increase reflects changes in market conditions and recent claims experience.

Debt was cut by $2.1 million, or 21% percent, primarily as a result of reducing inventory by $926,000 and accounts receivable by $939,000.

Update: Revolving Credit Facility

Allied reported in July that earnings would not meet required levels under a covenant of its revolving credit facility with LaSalle Bank. Since that report, negotiations have been successfully concluded for a waiver and alteration of the covenants for fiscal 2004.

2004 Outlook

Clearly, our success in fiscal year 2004 will depend on improving sales and further reducing our costs. We believe that both objectives can be achieved, and here are actions we have taken to help bring about that result.

Regarding sales performance, we substantially reorganized our marketing and sales team during 2003. We appointed a new vice president who has replaced most sales managers and about one-third of sales representatives in his first six months. The new sales team is experienced in our markets and has demonstrated discipline and energy. We believe this team will begin to show positive results in fiscal 2004.

Regarding further production cost improvements, we have strong confidence we can build on the progress we made in 2003. The cost saving initiatives we implemented during 2003 have proven that they work. In

2004, these initiatives can produce even more significant results because they will be in effect for the entire year. Also, we plan to implement more cost-saving programs in 2004. In addition to lower production costs, we will realize $900,000 in overhead cost savings from a previously reported 2004 reduction in management and administrative staff.

In short, we made significant progress in reducing costs during this last fiscal year, and we are confident we can build on that momentum. In 2004, we must have progress on the sales side to have a truly successful year, and we believe we have the right team in place to do that.

It has taken longer than we expected to return Allied to profitability and growth. We greatly appreciate the dedication of Allied employees and the patience of our shareholders during this effort.

Sincerely,

Earl R. Refsland

Earl R. Refsland
President and CEO

John D. Weil
Chairman

FINANCIAL HIGHLIGHTS

	For Years Ended June 30		
	2003	2002	2001
	(Dollars in thousands, except per share data)		
Operating Results			
Net sales	$60,863	$ 60,415	$64,928
Operating income (loss)	503	(11,930)	2,010
Income (loss) before income taxes	(369)	(13,025)	406
Net income (loss)	(158)	(11,731)	234
Net income (loss) as a % of sales	(0.3)%	(19.4)%	0.4%
Financial Position			
Working capital	$ 9,455	$ 9,371	$20,682
Total assets	50,413	52,870	65,933
Total debt	10,021	12,121	12,188
Stockholders' equity	34,567	34,725	46,440
Current ratio	1.84:1	1.67:1	3.44:1
Debt to equity ratio	29.0%	34.9%	26.2%
Per Share Data			
Net income (loss) — Basic and Diluted	$ (0.02)	$ (1.50)	$ 0.03

Executive Officers

Earl R. Refsland
President and Chief Executive Officer

Daniel C. Dunn
Vice President — Finance and Chief Financial Officer

Dennis W. Allen
Vice President — Operations

Eldon P. Rosentrater
Vice President — Administration

Robert L. Ricks
Vice President — Sales and Marketing

Form 10-K

A copy of the annual report on Form 10-K for the year ended June 30, 2003, which was submitted by Allied Healthcare Products, Inc. to the Securities and Exchange Commission, is included with this letter. Additional copies can be obtained by any shareholder of the company, at no charge, upon request in writing to:

Investor Relations
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri 63110
(314) 771-2400 Fax: (314)-771-0650

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year June 30, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-19266

Allied Healthcare Products, Inc.

[Exact name of registrant as specified in its charter]

Delaware	**25-1370721**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. employer identification no.)*
1720 Sublette Avenue St. Louis, Missouri	**63110**
(Address of principal executive offices)	*(zip code)*

Registrant's telephone number, including area code: (314) 771-2400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
Preferred Stock
Preferred Stock Purchase Rights
(Title of class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes. ☑ No. ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in exchange act rule 12 b-2). Yes. ☐ No. ☑

As of September 25, 2003, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $11,895,750.

As of September 25, 2003, there were 7,813,932 shares of common stock, $0.01 par value (the "Common Stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement to be dated October 13, 2003 (portion) (Part III)

ALLIED HEALTHCARE PRODUCTS, INC.

INDEX TO FORM 10-K

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Report, which are not historical facts or information, are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company's operations and properties as discussed in Items 1, 3 and 7 in this Report. The Company cautions that any forward-looking statements contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

PART I

Item 1. *Business*

General

Allied Healthcare Products, Inc. ("Allied" or the "Company") manufactures a variety of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including sub-acute care facilities, home health care and emergency medical care. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products. The Company believes that it maintains significant market shares in selected product lines.

The Company's products are marketed under well-recognized and respected brand names to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers, emergency medical products dealers and others. Allied's product lines include:

Respiratory Care Products

- respiratory care/anesthesia products
- home respiratory care products

Medical Gas Equipment

- medical gas system construction products
- medical gas system regulation devices
- disposable oxygen and specialty gas cylinders
- portable suction equipment

Emergency Medical Products

- respiratory/resuscitation products
- trauma and patient handling products

The Company's principal executive offices are located at 1720 Sublette Avenue, St. Louis, Missouri 63110, and its telephone number is (314) 771-2400.

Markets and Products

In fiscal 2003, respiratory care products, medical gas equipment and emergency medical products represented approximately 27%, 57% and 16%, respectively, of the Company's net sales. In fiscal 2002, respiratory care products, medical gas equipment and emergency medical products represented approximately 28%, 55%, and 17%, respectively, of the Company's net sales. The Company operates in a single industry segment and its principal products are described in the following table:

Product	Description	Principal Brand Names	Primary Users
Respiratory Care Products			
Respiratory Care/Anesthesia Products	Large volume compressors; ventilator calibrators; humidifiers and mist tents	Timeter	Hospitals and sub-acute facilities
Home Respiratory Care Products	O2 cylinders; pressure regulators; nebulizers; portable large volume compressors; portable suction equipment and disposable respiratory products	Timeter; B&F; Schuco	Patients at home
Medical Gas Equipment			
Construction Products	In-wall medical gas system components; central station pumps and compressors and headwalls	Chemetron; Oxequip	Hospitals and sub-acute facilities
Regulation Devices	Flowmeters; vacuum regulators; pressure regulators and related products	Chemetron; Oxequip; Timeter	Hospitals and sub-acute facilities
Disposable Cylinders	Disposable oxygen and gas cylinders	Lif-O-Gen	First aid providers and specialty gas distributors
Suction Equipment	Portable suction equipment and disposable suction canisters	Gomco; Allied; Schuco	Hospitals, sub-acute facilities and homecare products
Emergency Medical Products			
Respiratory/Resuscitation	Demand resuscitation valves; bag mask resuscitators; emergency transport ventilators, oxygen regulators and SurgeX — surge suppressing post valve	LSP; Omni-Tech	Emergency service providers
Trauma and Patient Handling Products	Spine immobilization products; pneumatic anti-shock garments and trauma burn kits	LSP	Emergency service providers

Respiratory Care Products

Market. Respiratory care products are used in the treatment of acute and chronic respiratory disorders such as asthma, emphysema, bronchitis and pneumonia. Respiratory care products are used in both hospitals and alternate care settings. Sales of respiratory care products are made through distribution channels focusing on hospitals and other sub-acute facilities. Sales of home respiratory care products are made through durable medical equipment dealers through telemarketing, and by contract sales with national chains.

Respiratory Care/Anesthesia Products. The Company manufactures and sells a broad range of products for use in respiratory care and anesthesia delivery. These products include large volume air compressors, calibration equipment, humidifiers, croup tents, equipment dryers, CO_2 absorbent and a complete line of respiratory disposable products such as oxygen tubing, facemasks, cannulas and ventilator circuits.

Home Respiratory Care Products. Home respiratory care products represent one of Allied's potential growth areas. Allied's broad line of home respiratory care products include aluminum oxygen cylinders, oxygen regulators, pneumatic nebulizers, portable suction equipment and the full line of respiratory disposable products.

Medical Gas Equipment

Market. The market for medical gas equipment consists of hospitals, alternate care settings and surgery centers. The medical gas equipment group is broken down into three separate categories: construction products, regulation devices and suction equipment, and disposable cylinders.

Construction Products. Allied's medical gas system construction products consist of in-wall medical system components, central station pumps and compressors, and headwalls. These products are typically installed during construction or renovation of a health care facility and are built in as an integral part of the facility's physical plant. Typically, the contractor for the facility's construction or renovation purchases medical gas system components from manufacturers and ensures that the design specifications of the health care facility are met.

Allied's in-wall components, including outlets, manifolds, alarms, ceiling columns and zone valves, serve a fundamental role in medical gas delivery systems.

Central station pumps and compressors are individually engineered systems consisting of compressors, reservoirs, valves and controls designed to drive a hospital's medical gas and suction systems. Each system is designed specifically for a given hospital or facility, which purchases pumps and compressors from suppliers. The Company's sales of pumps and compressors are driven, in large part, by its share of the in-wall components market.

The Company's construction products are sold primarily to hospitals, alternate care settings and hospital construction contractors. The Company believes that it holds a major share of the U.S. market for its construction products, that these products are installed in more than three thousand hospitals in the United States and that its installed base of equipment in this market will continue to generate follow-on sales. The Company believes that most hospitals and sub-acute care facility construction spending is for expansion or renovation of existing facilities. Many hospital systems and individual hospitals undertake major renovations to upgrade their operations to improve the quality of care they provide, reduce costs and attract patients and personnel.

Regulation Devices and Suction Equipment. The Company's medical gas system regulation products include flowmeters, vacuum regulators and pressure regulators, as well as related adapters, fittings and hoses which measure, regulate, monitor and help transfer medical gases from walled piping or equipment to patients in hospital rooms, operating theaters or intensive care areas. The Company's leadership position in the in-wall components market provides a competitive advantage in marketing medical gas system regulation devices that are compatible with those components.

Portable suction equipment is typically used when in-wall suction is not available or when medical protocol specifically requires portable suction. The Company also manufactures disposable suction canisters, which are clear containers used to collect the fluids suctioned by in-wall or portable suction systems. The containers have volume calibrations, which allow the medical practitioner to measure the volume of fluids suctioned.

The market for regulation devices and suction equipment includes hospital and sub-acute care facilities. Sales of these products are made through the same distribution channel as our respiratory care products. The Company believes that it holds a significant share of the U.S. market in both regulation devices and suction equipment.

Disposable Cylinders. Disposable oxygen cylinders are designed to provide oxygen for short periods of time in emergency situations. Since they are not subjected to the same pressurization as standard containers, they are much lighter and less expensive than standard gas cylinders. The Company markets filled disposable oxygen cylinders through industrial safety distributors and similar customers, principally to first aid providers, restaurants, industrial plants and other customers that require oxygen for infrequent emergencies.

Emergency Medical Products

Market. Emergency medical products are used in the treatment of trauma-induced injuries. The Company's emergency medical products provide patient resuscitation or ventilation during cardiopulmonary resuscitation or respiratory distress as well as immobilization and treatment for burns. The Company believes that the trauma care venue for health care services is positioned for growth in light of the continuing trend towards providing health care outside the traditional hospital setting. The Company also expects that other countries will develop trauma care systems in the future, although no assurance can be given that such systems will develop or that they will have a favorable impact on the Company. Sales of emergency medical products are made through specialized emergency medical products distributors to ambulance companies, fire departments and emergency medical systems volunteer organizations.

The emergency medical products are broken down into two categories: respiratory/resuscitator products and trauma patient handling products.

Respiratory/Resuscitation Products. The Company's respiratory/resuscitation products include demand resuscitation valves, portable resuscitation systems, bag masks and related products, emergency transport ventilators, precision oxygen regulators, minilators, multilators and humidifiers.

Demand resuscitation valves are designed to provide 100% oxygen to breathing or non-breathing patients. In an emergency situation, they can be used with a mask or tracheotomy tubes and operate from a standard regulated oxygen system. The Company's portable resuscitation systems provide fast, simple and effective means of ventilating a non-breathing patient during cardiopulmonary resuscitation and 100% oxygen to breathing patients on demand with minimal inspiratory effort. The Company also markets a full line of disposable and reusable bag mask resuscitators, which are available in a variety of adult and child-size configurations. Disposable mouth-to-mask resuscitation systems have the added advantage of reducing the risk of transmission of communicable diseases.

The Company's autovent transport ventilator can meet a variety of needs in different applications ranging from typical emergency medical situations to more sophisticated air and ground transport. Each autovent is accompanied by a patient valve, which provides effective ventilation during cardiopulmonary resuscitation or respiratory distress. When administration of oxygen is required at the scene of a disaster, in military field hospitals or in a multiple-victim incident, Allied's minilators and multilators are capable of providing oxygen to one or a large number of patients.

To complement the family of respiratory/resuscitation products, the Company offers a full line of oxygen product accessories. This line of accessory products includes reusable aspirators, tru-fit masks, disposable cuffed masks and related accessories.

Trauma and Patient Handling Products. The Company's trauma and patient handling products include spine immobilization products, pneumatic anti-shock garments and trauma burn kits. Spine immobilization products include a backboard that is designed for safe immobilization of injury victims and provides a durable and cost effective means of emergency patient transportation and extrication. The infant/pediatric immobilization board is durable and scaled for children. The half back extractor/rescue vest is useful for both suspected cervical/spinal injuries and for mountain and air rescues. The Company's pneumatic anti-shock garments are used to treat victims experiencing hypovolemic shock. Allied's trauma burn kits contain a comprehensive line of products for the treatment of trauma and burns.

Sales and Marketing

Allied sells its products primarily to respiratory care/anesthesia product distributors, hospital construction contractors, emergency medical equipment dealers and directly to hospitals. The Company maintains a sales force of 33 sales professionals, all of whom are full-time employees of the Company.

The sales force includes 24 medical gas specialists, 3 emergency specialists and 6 international sales representatives. Two product managers are responsible for the marketing activities of our product lines.

The 24 medical gas specialists are responsible for sales of all Allied products with the exception of emergency products within their territory. Sales of products are accomplished through respiratory care/anesthesia distributors for the regulation devices, suction equipment, respiratory care/anesthesia products and disposable cylinders. The homecare products are sold primarily through our own in house telemarketing. Construction products are sold direct to hospital construction contractors and through distributors.

Emergency medical specialists are responsible for sales of respiratory/resuscitation products, trauma and patient handling products. These products are principally sold to ambulance companies, fire departments and emergency medical systems volunteer organizations through specialized emergency medical products distributors.

International

Allied's international business represents a potential growth area that the Company has been pursuing. Allied's net sales to foreign markets totaled 17% of the Company's net sales in fiscal 2003 and 16% of the Company's net sales in fiscal 2002. International sales are made through a network of dealers, agents and U.S. exporters who distribute the Company's products throughout the world. Allied has market presence in Canada, Mexico, Central and South America, Europe, the Middle East and the Far East.

Manufacturing

Allied's manufacturing processes include fabrication, electro-mechanical assembly operations and plastics manufacturing. A significant part of Allied's manufacturing operations involves electro-mechanical assembly of proprietary products and the Company is vertically integrated in most elements of metal machining and fabrication. Most of Allied's hourly employees are involved in machining, metal fabrication, plastics manufacturing and product assembly.

Allied manufactures small metal components from bar stock in a machine shop, which includes automatic screw machines, horizontal lathes and drill presses and computer controlled machining centers. The Company makes larger metal components from sheet metal using computerized punch presses, brake presses and shears. In its plastics manufacturing processes, the Company utilizes both extrusion and injection molding. The Company believes that its production facilities and equipment are in good condition and sufficient to meet planned increases in volume over the next few years and that the conditions in local labor markets should permit the implementation of additional shifts and days operated.

Research and Development

Allied's research and development group is responsible for the development of new products. This group is staffed with mechanical and electrical engineers. During the 2000 fiscal year this group was segregated from the product support function to allow the group to focus on the introduction of new products.

During fiscal 2003 the Company released the SurgeX surge suppressing post valve. The SurgeX surge suppressing post valve is used on portable oxygen cylinders and is designed to reduce the heat created by the recompression of oxygen when the post valve is opened. This heat is the principle cause of oxygen regulator fires.

During fiscal 2003 the Company also completed the design of two additional products. Manufacturing is now preparing to produce these products. These products will be released during the first half of fiscal 2004.

Government Regulation

The Company's products and its manufacturing activities are subject to extensive and rigorous government regulation by federal and state authorities in the United States and other countries. In the United States, medical devices for human use are subject to comprehensive review by the United States Food and Drug Administration (the "FDA").The Federal Food, Drug, and Cosmetic Act ("FDC Act"), and other federal statutes and regulations, govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in warning letters, fines, recall or seizure of products, injunction, refusal to permit products to be imported into or exported out of the United States, refusal of the government to clear or approve marketing applications or to allow the Company to enter into government supply contracts, or withdrawal of previously approved marketing applications and criminal prosecution.

The Company is required to file a premarket notification in the form of a premarket approval ("PMA") with the FDA before it begins marketing a new medical device that offers new technology that is currently not on the market. The Company also must file a premarket notification in the form of a 510(k) with the FDA before it begins marketing a new medical device that utilizes existing technology for devices that are currently on the market. The 510(k) submission process is also required when the Company makes a change or modifies an existing device in a manner that could significantly affect the device's safety or effectiveness.

Compliance with the regulatory approval process in order to market a new or modified medical device can be uncertain, lengthy and, in some cases, expensive. There can be no assurance that necessary regulatory approvals will be obtained on a timely basis, or at all. Delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company manufactures and distributes a broad spectrum of respiratory therapy equipment, emergency medical equipment and medical gas equipment. To date, all of the Company's FDA clearances have been obtained through the 510(k) clearance process. These determinations are very fact specific and the FDA has stated that, initially, the manufacturer is best qualified to make these determinations, which should be based on adequate supporting data and documentation. The FDA however, may disagree with a manufacturer's determination not to file a 510(k) and require the submission of a new 510(k) notification for the changed or modified device. Where the FDA believes that the change or modification raises significant new questions of safety or effectiveness, the agency may require a manufacturer to cease distribution of the device pending clearance of a new 510(k) notification. Certain of the Company's medical devices have been changed or modified subsequent to 510(k) marketing clearance of the original device by the FDA. Certain of the Company's medical devices, which were first marketed prior to May 28, 1976, and therefore, grandfathered and exempt from the 510(k) notification process, also have been subsequently changed or modified. The Company believes that these changes or modifications do not significantly affect the device's safety or effectiveness, or make a major change or modification in the device's intended uses and, accordingly, submission of new 510(k) notification to the FDA is not required. There can be no assurance, however, that the FDA would agree with the Company's determinations.

In addition, commercial distribution in certain foreign countries is subject to additional regulatory requirements and receipt of approvals that vary widely from country to country. The Company believes it is in compliance with regulatory requirements of the countries in which it sells its products.

The Medical Device Reporting regulation requires that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. The Medical Device Tracking regulation requires the Company to adopt a method of device tracking of certain devices, such as ventilators, which are life-supporting or life-sustaining devices used outside of a device user facility, some of which are permanently implantable devices. The regulation requires that the method adopted by the Company will ensure that the tracked device can be traced from the device manufacturer to the person for whom the device is indicated (i.e., the patient). In addition, the FDA prohibits a company from promoting an approved device for unapproved applications and reviews a company's labeling for accuracy. Labeling and promotional activities also are in certain instances, subject to scrutiny by the Federal Trade Commission.

The Company's medical device manufacturing facilities are registered with the FDA, and have received ISO 9001 Certification for the St. Louis facility and certification per the Medical Device Directive (MDD — European) for certain products in 1998. As such, the Company will be audited by the FDA, ISO, and European auditors for compliance with the Good Manufacturing Practices ("GMP"), the ISO and MDD regulations for medical devices. These regulations require the Company to manufacture its products and maintain its products and documentation in a prescribed manner with respect to design, manufacturing, testing and control activities. The Company also is subject to the registration and inspection requirements of state regulatory agencies.

In March through June 2000, the FDA conducted an inspection of the Company's St. Louis facility and provided a written report, known as an "FDA Form 483" or simply a "483," citing FDA observations concerning GMP compliance and quality control issues applicable to demand valves, emergency ventilators, circumcision clamps, and regulators. The Company provided a written response to the FDA and in August 2000, the FDA issued a warning letter and requested that the Company clarify and supplement its responses to the 483 observations. As a result, the Company has submitted to the FDA a written supplemental response and actions to address the FDA concerns. The Company met with the FDA at their Kansas City field office in March 2001 to discuss the responses and actions. From October 27, 2001 to November 19, 2001 the FDA conducted a follow-up inspection to the June 2000 inspection. On January 23, 2002, the FDA released a copy of the establishment inspection report (EIR) for the October 27, 2001 to November 19, 2001 inspection and has indicated that the inspection is closed. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

From March 18, 2003 through March 24, 2003, the FDA conducted an inspection of the Company's St. Louis facility. The inspection did not result in a Form 483. The absence of a FDA form 483 indicates that the FDA observed no GMP compliance and quality control issues applicable to the Company's Design Controls of CAPA (Corrective and Preventive Action) systems.

There can be no assurance that any required FDA or other governmental approval will be granted, or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products and cause the Company to undertake costly procedures. In addition, the extent of potentially adverse government regulation that might arise from future administrative action or legislation cannot be predicted. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the Company's ability to market its proposed products.

Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Medical products shipped to the European Community require CE certification. Whether or not FDA approval has been obtained, approval of a device by a comparable regulatory authority of a foreign country generally must be obtained prior to the commencement of marketing in those countries. The time required to obtain such approvals may be longer or shorter than that required for FDA approval. In addition, FDA approval may be required under certain circumstances to export certain medical devices.

The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protections, fire hazard control and disposal of hazardous or potentially hazardous substances.

Third Party Reimbursement

The cost of a majority of medical care in the United States is funded by the U.S. Government through the Medicare and Medicaid programs and by private insurance programs, such as corporate health insurance plans. Although the Company does not receive payments for its products directly from these programs, home respiratory care providers and durable medical equipment suppliers, who are the primary customers for several of the Company's products, depend heavily on payments from Medicare, Medicaid and private insurers as a major source of revenues. In addition, sales of certain of the Company's products are affected by the extent of hospital and health care facility construction and renovation at any given time. The federal government indirectly funds a significant percentage of such construction and renovation costs through Medicare and Medicaid reimbursements. In recent years, governmentally imposed limits on reimbursement to hospitals and other health care providers have impacted spending for services, consumables and capital goods. In addition the Balanced Budget Act of 1997 reduced reimbursements by 25% for oxygen and oxygen equipment. A material decrease from current reimbursement levels or a material change in the method or basis of reimbursing health care providers is likely to adversely affect future sales of the Company's products.

Patents, Trademarks and Proprietary Technology

The Company owns and maintains patents on several products that it believes are useful to the business and provides the Company with an advantage over its competitors. During fiscal 2003 the Company applied for one patent, and continues to pursue several patents applied for in prior years.

The Company owns and maintains U.S. trademark registrations for Chemetron, Gomco, Oxequip, Lif-O-Gen, Life Support Products, Timeter, Vacutron and Schuco, its principal trademarks. Registrations for these trademarks are also owned and maintained in countries where such products are sold and such registrations are considered necessary to preserve the Company's proprietary rights therein.

Competition

The Company has different competitors within each of its product lines. Many of the Company's principal competitors are larger than Allied and the Company believes that most of these competitors have greater financial and other resources. The Company competes primarily on the basis of price, quality and service. The Company believes that it is well positioned with respect to product cost, brand recognition, product reliability, and customer service to compete effectively in each of its markets.

Employees

At June 30, 2003, the Company had approximately 486 full-time employees. Approximately 309 employees in the Company's principal manufacturing facility located in St. Louis, Missouri, are covered by a collective bargaining agreement that will expire on May 31, 2006. Approximately 13 employees at the Company's facility in Stuyvesant Falls, New York are also covered by a collective bargaining agreement that will expire on April 15, 2004.

Environmental and Safety Regulation

The Company is subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. The Company is also subject to the federal Occupational Safety and Health Act and similar state statutes. From time to time the Company has been involved in environmental proceedings involving clean up of hazardous waste. There are no such material proceedings currently pending. Costs of compliance with environmental, health and safety requirements have not been material to the Company. The Company believes it is in material compliance with all applicable environmental laws and regulations.

Item 2. *Properties*

The Company's headquarters are located in St. Louis, Missouri and the Company maintains manufacturing facilities in Missouri and New York. Set forth below is certain information with respect to the Company's manufacturing facilities.

Location	Square Footage (Approximate)	Owned/ Leased	Activities/Products
St. Louis, Missouri	270,000	Owned	Headquarters; medical gas equipment; respiratory care products; emergency medical products
Stuyvesant Falls, New York	30,000	Owned	CO_2 absorbent

In addition, the Company owns a 16.8-acre parcel of undeveloped land in Stuyvesant Falls, New York.

Item 3. *Legal Proceedings*

Product liability lawsuits are filed against the Company from time to time for various injuries alleged to have resulted from defects in the manufacture and/or design of the Company's products. Several such proceedings are currently pending, which are not expected to have a material adverse effect on the Company. The Company maintains comprehensive general liability insurance coverage which it believes to be adequate for the continued operation of its business, including coverage of product liability claims.

In addition, from time to time the Company's products may be subject to product recalls in order to correct design or manufacturing flaws in such products. The Company voluntarily effectuated the recall of its aluminum body regulators manufactured under the Life Supports Products, Inc. brand name in cooperation with the U.S. Food and Drug Administration ("FDA") under Product Recall No. Z-693/698-9 to conform with the industry wide recommendation to cease use of aluminum parts in oxygen regulators. The recall is complete and a final audit of the results thereof was completed on December 22, 2000 by the FDA.

In March through June 2000, the FDA conducted an inspection of the Company's St. Louis facility and provided a written report, known as an "FDA Form 483" or simply a "483," citing FDA observations concerning GMP compliance and quality control issues applicable to demand valves, emergency ventilators, circumcision clamps, and regulators. The Company provided a written response to the FDA and in August 2000, the FDA issued a warning letter and requested that the Company clarify and supplement its responses to the 483 observations. As a result, the Company submitted to the FDA a written supplemental response and defined actions to address the FDA concerns. The Company met with the FDA at their Kansas City field office in March 2001 to discuss the responses and actions. From October 27, 2001 to November 19, 2001 the FDA conducted a follow-up inspection to the June 2000 inspection. On January 23, 2002, the FDA released a copy of the establishment inspection report (EIR) for the October 27, 2001 to November 19, 2001 inspection and has indicated that the inspection is closed. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

Item 4. *Submission of Matters to a Vote of Security Holders*

None

PART II

Item 5. ***Market For Registrant's Common Stock and Related Stockholder Matters***

Allied Healthcare Products, Inc. began trading on the NASDAQ National market under the symbol AHPI on January 14, 1992, following its initial public offering. As of September 10, 2003, there were 221 record owners of the Company's Common Stock. The following tables summarize information with respect to the high and low closing prices for the Company's Common Stock as listed on the NASDAQ National market for each quarter of fiscal 2003 and 2002, respectively. The Company currently does not pay any dividend on its Common Stock.

Common Stock Information

2003	High	Low
September quarter	$4.74	$3.56
December quarter	$4.10	$2.65
March quarter	$3.09	$2.40
June quarter	$3.70	$2.55

2002	High	Low
September quarter	$3.55	$3.00
December quarter	$3.70	$3.25
March quarter	$5.10	$3.45
June quarter	$5.25	$4.20

Item 6. ***Selected Consolidated Financial Data***

	Year ended June 30,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Statement of Operations Data					
Net sales	$60,863	$ 60,415	$64,928	$65,995	$74,666
Cost of sales	46,809	49,999	48,265	50,511	58,440
Gross profit	14,054	10,416	16,663	15,484	16,226
Selling, general and administrative expenses	13,551	12,786	14,573	16,097	18,024
Provision for restructuring and consolidation(1)	—	—	—	—	758
Provision for product recall(2)	—	(40)	80	(18)	1,500
Gain on sale of business(3)	—	—	—	—	(27)
Impairment of goodwill(4)	—	9,600	—	—	—
Income (loss) from operations	503	(11,930)	2,010	(595)	(4,029)
Interest expense	831	1,054	1,530	1,664	1,926
Other, net	41	41	74	149	36
Income (loss) before provision (benefit) for income taxes	(369)	(13,025)	406	(2,408)	(5,991)
Provision (benefit) for income taxes(5)	(211)	(1,294)	172	(695)	(1,873)
Net income (loss)	$ (158)	$(11,731)	$ 234	$(1,713)	$(4,118)
Basic and diluted earnings (loss) per share	$ (0.02)	$ (1.50)	$ 0.03	$ (0.22)	$ (0.53)
Basic weighted average common shares outstanding	7,814	7,809	7,807	7,807	7,807
Diluted weighted average common shares outstanding	7,814	7,809	8,126	7,807	7,807

	June 30,				
	2003	2002	2001	2000	1999
	(In thousands)				
Consolidated Balance Sheet Data					
Working capital	$ 9,445	$ 9,371	$20,682	$20,261	$22,619
Total assets	50,413	52,870	65,993	67,212	74,275
Short-term debt(6)	5,409	7,985	1,169	1,017	908
Long-term debt (net of current portion)(6)	4,612	4,135	11,019	13,056	16,330
Stockholders' equity	34,567	34,725	46,440	46,206	47,919

(1) Provision for closure of B & F manufacturing facility.

(2) See Note 4 to the June 30, 2003 Consolidated Financial Statements for further discussion.

(3) Gain on sale of Hospital Systems, Inc.

(4) Impairment loss on goodwill.See Note 3 to the June 30, 2003 Consolidated Financial Statements for further discussion.

(5) See Note 7 to the June 30, 2003 Consolidated Financial Statements for further discussion of the Company's effective tax rate.

(6) See Note 5 to the June 30, 2003 Consolidated Financial Statements for further discussion.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Certain statements contained herein are forward-looking statements. Actual results could differ materially from those anticipated as a result of various factors, including cyclical and other industry downturns, the effects of federal and state legislation on health care reform, including Medicare and Medicaid financing, the inability to realize the full benefit of recent capital expenditures or consolidation and rationalization activities, difficulties or delays in the introduction of new products or disruptions in selling, manufacturing and/or shipping efforts

The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of the Company for the three fiscal years ended June 30, 2003. This discussion should be read in conjunction with the consolidated financial statements, notes to the consolidated financial statements and selected consolidated financial data included elsewhere herein..

Critical Accounting Policies

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates estimates and judgments on an ongoing basis, including those related to bad debts, inventory valuations, property, plant and equipment, intangible assets, income taxes, and contingencies and litigation. Estimates and judgments are based on historical experience and on various other factors that may be reasonable under the circumstances. Actual results may differ from these estimates. The following areas are considered to be the Company's most significant accounting policies:

Revenue recognition:

Revenue is recognized for all sales, including sales to agents and distributors, at the time products are shipped and title has transferred to the customer, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price has been fixed and determinable and collectibility is deemed probable. The Company's standard shipping terms are FOB shipping point. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses. Additionally, it is the Company's practice to include revenues generated from freight billed to customers in net sales with corresponding freight expense included in cost of sales in the consolidated statement of operations.

Inventory reserve for obsolete and excess inventory:

Inventory is recorded net of a reserve for obsolete and excess inventory which is determined based on an analysis of inventory items with no usage in the preceding year and greater than one year's usage on hand. This analysis considers those identified inventory items to determine, in management's best estimate, if parts can be used beyond one year, if there are alternate uses or at what values such parts may be disposed for. During the fiscal year ended June 30, 2002, the Company implemented this detailed analysis of inventory in conjunction with its long-term product planning process. This review indicated that due to changes in product mix, other manufacturing changes to the Company's products, and declines in sales, a large number of component parts were deemed to be obsolete, resulting in a $3.2 million charge to increase the Company's reserve for obsolete and excess inventory. At June 30, 2003 and 2002, inventory is recorded net of a reserve for obsolete and excess inventory of $2.3 million and $4.8 million, respectively.

Accounts receivable allowance for doubtful accounts:

Accounts receivable are recorded net of an allowance for doubtful accounts which is determined based on an analysis of past due accounts and accounts placed with collection agencies. At June 30, 2003 and 2002, accounts receivable is recorded net of an allowance for doubtful accounts of $0.5 million.

Goodwill:

At June 30, 2003 and 2002, the Company has goodwill of $15,979,830, resulting from the excess of the purchase price over the fair value of net assets acquired in business combinations. During fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS No. 142, the Company ceased amortizing goodwill on July 1, 2001. During the first half of fiscal 2002, the Company performed the transitional impairment analysis of its goodwill as of the implementation date, following which the Company concluded that there was no impairment of goodwill at July 1, 2001. The Company completed the required initial annual impairment review of its goodwill at June 30, 2002, which due to declining sales and profitability, resulted in a goodwill impairment loss of $9,600,000.

The Company conducts a formal impairment test of goodwill on an annual basis and between it's annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below it's carrying value. The annual impairment test did not indicate a further impairment of goodwill at June 30,2003.

The results of these annual impairment reviews are highly dependent on management's projection of future results of the Company and there can be no assurance that at the time such reviews are completed a material impairment charge will not be recorded. See Note 3 for additional disclosure.

Overview of Significant Factors

The Company was not in compliance with certain financial covenants associated with its credit facility at June 30, 2003. On July 28, 2003, the Company announced that it failed to generate sufficient EBITDA during the fourth quarter of fiscal 2003 to meet the cumulative EBITDA requirement for the 2003 year under its credit agreement with LaSalle Bank and that it would enter negotiations with the bank for a waiver of the default and amended covenants. On September 26, 2003, the Bank and the Company agreed to a further amendment of the credit facility (the amended credit facility). Financial covenants in conjunction with the amended credit facility include a reduction in the required fixed coverage charge ratio and the elimination of the EBITDA covenant. The Bank amended the borrowing base to include 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. In addition, the outstanding loans under the amended credit facility will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate from August 1, 2003 to April 24, 2005. Amortization on the real estate term loan shall continue on a five-year schedule with equal monthly payments of $49,685. The real estate term loan will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. The Company also received a waiver from the Bank for its covenant violations pertaining to its EBITDA covenant, which the Company was in default of on June 30, 2003.

Also on July 28th, 2003 the Company announced an immediate workforce reduction of 14 positions from its managerial and administrative staff and 5 positions from it's production group. This reduction, effective immediately in July, resulted in severance pay of approximately $73,000, which was paid in the first quarter of fiscal 2004. The reduction is expected to result in annual pre-tax savings of approximately $900,000 in fiscal 2004, but realization of such savings will depend on other factors affecting general and administrative expense levels including medical insurance and product liability insurance costs.

The results of operations for fiscal 2002 were affected by several unusual items, which are discussed further below. During the first half of fiscal 2002 the Company transferred production of its B&F line of disposable homecare products to its St. Louis manufacturing facility. Inefficiencies associated with the transfer significantly reduced gross margins. As a result of the Company's annual impairment analysis of goodwill, the Company recorded a $9.6 million goodwill impairment charge in the fourth quarter of fiscal 2002. The goodwill impairment charge was primarily attributable to the declining results in the disposable home care products line. In addition, during the fourth quarter the Company recorded a pre-tax charge of $3.2 million to increase its reserve for slow-moving and obsolete inventory. During the fourth quarter of fiscal

2002, a detailed review of inventory was performed. This review indicated that due to changes in product mix, other manufacturing changes to the Company's products, and declines in sales levels, a large number of component parts were deemed to be obsolete.

The results of operations for fiscal 2001 were affected by several unusual items, which are discussed further below. On July 31, 2000, the Company reached an agreement with District No. 9 of the International Association of Machinist and Aerospace Workers. The strike had adversely affected shipments, revenue and income in the first quarter of fiscal 2001. Past due backlog increased while orders and shipments were missed. Additionally, the Company continued to benefit from the 15% workforce reduction initiated in the second quarter of fiscal 2000. Results for fiscal 2001 also benefited from the elimination of the valuation allowance for $0.3 million in state net operating loss carryforwards. This valuation allowance was previously established for the carryforwards due to uncertainty as to their eventual utilization.

Results of Operations

Allied manufactures and markets respiratory products, including respiratory care products, medical gas equipment and emergency medical products. Set forth below is certain information with respect to amounts and percentages of net sales attributable to respiratory care products, medical gas equipment and emergency medical products for the fiscal years ended June 30, 2003, 2002, and 2001.

	Year ended June 30, 2003	
	Net Sales	% of Total Net Sales
	Dollars in thousands	
Respiratory care products	$16,385	26.9%
Medical gas equipment	34,497	56.7%
Emergency medical products	9,981	16.4%
Total	$60,863	100.0%

	Year ended June 30, 2002	
	Net Sales	% of Total Net Sales
Respiratory care products	$16,855	27.9%
Medical gas equipment	33,401	55.3%
Emergency medical products	10,159	16.8%
Total	$60,415	100.0%

	Year ended June 30, 2001	
	Net Sales	% of Total Net Sales
Respiratory care products	$18,042	27.8%
Medical gas equipment	36,916	56.9%
Emergency medical products	9,970	15.3%
Total	$64,928	100.0%

The following table sets forth, for the fiscal periods indicated, the percentage of net sales represented by the various income and expense categories reflected in the Company's consolidated statement of operations.

	Year ended June 30,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	76.9	82.8	74.3
Gross profit	23.1	17.2	25.7
Selling, general and administrative expenses	22.3	21.1	22.4
Provision for product recall	—	—	0.1
Impairment of goodwill	—	15.9	—
Income (loss) from operations	0.8	(19.8)	3.2
Interest expense	1.4	1.7	2.4
Other, net	0.0	0.0	0.1
Income (loss) before provision (benefit) for income taxes	(0.6)	(21.5)	0.7
Provision (benefit) for income taxes	(0.3)	(2.1)	0.3
Net income (loss)	(0.3)%	(19.4)%	0.4%

Fiscal 2003 Compared to Fiscal 2002

Net sales for fiscal 2003 of $60.9 million were $0.5 million, or 0.8% more than net sales of $60.4 million in fiscal 2002. The $0.5 million increase in product sales is discussed below.

Respiratory care products sales in fiscal 2003 of $16.4 million were $0.5 million, or 3.0% less than sales of $16.9 million in the prior year. This decline is the result of domestic market share losses with our B&F disposable product line. In fiscal 2002 and in prior years, production delays with the Company's vendor resulted in delayed shipments and customer service issues. The Company moved production to its St. Louis facility in fiscal 2002 and these delivery problems are now rectified.

Medical gas equipment sales of $34.5 million in fiscal 2003 were $1.1 million, or 3.3% above prior year levels of $33.4 million. The majority of this increase came from international business. International business increased by $0.9 million in fiscal 2003 from 2002 levels. International business is dependent upon hospital construction projects and the development of medical facilities in those regions in which the Company operates. Poor economic conditions in those regions have slowed development and have resulted in lower shipments to those regions for the preceding two years. Domestically, the construction market was stronger in fiscal 2003 than in fiscal 2002, resulting in higher shipments of the Company's products, and contributing to the remaining increase in medical gas equipment sales.

Emergency medical product sales in fiscal 2003 of $10.0 million were $0.2 million or 2.0% less than fiscal 2002 sales of $10.2 million. This decrease is attributable to a $0.2 million decrease in international shipments, almost all attributable to our Japanese market, as we continued to experience negative impacts of the aluminum oxygen regulator recall.

International sales, which are included in the product lines discussed above, increased $0.8 million, or 8.2%, to $10.6 million in fiscal 2003 compared to sales of $9.8 million in fiscal 2002. As discussed above, the Company's international shipments are dependent on hospital construction projects and the expansion of medical care in those regions. In fiscal 2003, international shipments of medical gas equipment did increase by $0.9 million dollars. This increase was partially offset by $0.1 million decrease in shipments to international markets of emergency medical products and respiratory care products. Poor economic conditions, which slow that development, have adversely affected the Company's sales internationally over the past two years.

Gross profit in fiscal 2003 was $14.1 million, or 23.1% of sales, compared to a gross profit of $10.4 million, or 17.2% of sales in fiscal 2002. As discussed in the proceeding Overview section, fiscal 2002 gross profit was adversely affected by a $3.2 million charge to reserve for excess and slow moving inventory purchased in prior years. During the fourth quarter of fiscal 2002, a detailed review of inventory was performed in conjunction with the Company's long-term product planning process. This review indicated that due to changes in product mix, other manufacturing changes to the Company's products, and declines in sales levels, a large number of component parts were deemed to be obsolete. In addition, gross profit was adversely affected during fiscal 2002 by inefficiencies related to the transfer of the B&F line of disposable products to St. Louis. This transfer of production was undertaken to improve customer service and reduce manufacturing cost. In fiscal 2003 efficiencies in the B&F line were improved, through automation and management initiatives. In 2003, these improvements were offset by $0.2 million in higher cost for property and casualty insurance, and a $0.7 million increase in health benefits. The Company invested $3.7 million in capital expenditures during fiscal 2002 and $0.5 million in fiscal 2003 for manufacturing equipment, which is expected to further decrease production costs and improve efficiencies for several product lines.

Selling, General, and Administrative ("SG&A") expenses for fiscal 2003 were $13.6 million, an increase of $0.8 million over SG&A expenses of $12.8 million in fiscal 2002. This increase is the result of two main factors. SG&A expenses increased $0.6 million during fiscal 2003 due to an increase in expense for property and casualty insurance. This increase is due to both the market conditions for property and casualty insurance, and the Company's negative experience resulting from the litigation associated with aluminum oxygen regulators. An additional $0.2 million increase in SG&A expenses was the result of increased health insurance expenses. Increases in health insurance cost resulted from increases in the underlying cost of medical services and utilization by Company employees.

As discussed in the preceding Overview section, financial results for fiscal 2002 were adversely impacted by the write down of $9.6 million in goodwill. During fiscal 2002, the Company adopted SFAS 142, which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS 142, the Company ceased amortizing goodwill on July 1, 2001. During the first half of fiscal 2002, the Company performed the transitional impairment analysis of its goodwill as of the implementation date, following which the Company concluded that there was no impairment of goodwill at July 1, 2001. The Company completed the required annual impairment review of its goodwill at June 30, 2002, which due to negative events and declining sales and profitability, resulted in a goodwill impairment charge of $9.6 million. The Company's fiscal 2003 annual impairment analysis showed that no further goodwill impairment was required at June 30, 2003.

Interest expense decreased by $0.3 million, or 27.3%, to $0.8 million in fiscal 2003 from $1.1 million in fiscal 2002. Interest expense has been reduced due to reductions in debt and a reduction in interest rates.

The Company had a loss of $0.4 million before taxes for fiscal 2003, compared to a loss of $13.0 million before taxes for fiscal 2002. The Company recorded an income tax benefit of $0.2 million in fiscal 2003, compared to tax benefit of $1.3 million in fiscal 2002. The 2002 tax benefit was negatively impacted due to the non-deductibility of the goodwill impairment charge for federal income tax purposes. For further discussion of the Company's income taxes please refer to the "Notes to Consolidated Financial Statements" section included in this Form 10-K.

Net loss in fiscal 2003 was $0.2 million, or $0.02 per basic and diluted earnings per share, a decrease of $11.5 million from net loss of $11.7 million, or $1.50 per basic and diluted earnings per share in fiscal 2002. The weighted number of shares used in the calculation of the basic diluted earnings per share was 7,813,932 in fiscal 2003 and 7,809,266 in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

Net sales for fiscal 2002 of $60.4 million were $4.5 million, or 6.9% less than net sales of $64.9 million in fiscal 2001. The $4.5 million decline in product sales is discussed below.

Respiratory care products sales in fiscal 2002 of $16.9 million were $1.1 million, or 6.1% less than sales of $18.0 million in the prior year. This decline in sales is the result of market share losses from continued production delays in the production of our B&F disposable products which resulted in delayed shipments and other customer service issues. These difficulties have led the Company to move production of this product to the Company's St. Louis facility during fiscal 2002 to improve service levels and reduce production cost.

Medical gas equipment sales of $33.4 million in fiscal 2002 were $3.5 million, or 9.5% below prior year levels of $36.9 million. The majority of this decline is due to a drop in international shipments from fiscal 2001 to fiscal 2002. International business is dependent upon hospital construction projects and the development of medical facilities in those regions in which the Company operates. Poor economic conditions in those regions have slowed development and have resulted in lower shipments to those regions.

Emergency medical product sales in fiscal 2002 of $10.2 million were $0.2 million, or 2.0% higher than fiscal 2001 sales of $10.0 million. Domestically, emergency medical product sales increased by approximately $0.5 million, primarily on the strength of orders from the Defense Department following September 11th. The domestic increase was offset by a $0.3 million decrease in international shipments, almost all attributable to our Japanese market, as we continued to experience negative impacts of the oxygen regulator recall.

International sales, which are included in the product lines discussed above, decreased $3.9 million, or 28.5%, to $9.8 million in fiscal 2002 compared to sales of $13.7 million in fiscal 2001. International sales declined in every region of the world. As discussed above, the Company's international shipments are dependent on hospital construction projects and the expansion of medical care in those regions. Poor economic conditions, which slow that development, have adversely affected the Company's sales internationally.

Gross profit in fiscal 2002 was $10.4 million, or 17.2% of sales, compared to a gross profit of $16.7 million, or 25.7% of sales in fiscal 2001. As discussed in the proceeding Overview section, fiscal 2002 gross profit was adversely affected by a $3.2 million charge to reserve for excess and slow moving inventory purchased in prior years. During the fourth quarter of fiscal 2002, a detailed review of inventory was performed in conjunction with the Company's long-term product planning process. This review indicated that due to changes in product mix, other manufacturing changes to the Company's products, and declines in sales levels, a large number of component parts were deemed to be obsolete. In addition, gross profit was adversely affected during fiscal 2002 by inefficiencies related to the transfer of the B&F line of disposable products to St. Louis. This transfer of production was undertaken to improve customer service and reduce manufacturing cost. The Company is continuing its efforts to improve efficiencies. The Company invested $3.7 million in capital expenditures during fiscal 2002 for manufacturing equipment, which is expected to decrease production costs and improve efficiencies for several product lines.

Selling, General, and Administrative ("SG&A") expenses for fiscal 2002 were $12.8 million, a decrease of $1.8 million over SG&A expenses of $14.6 million in fiscal 2001. This decrease is the result of several factors. First, the adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" in fiscal 2002 resulted in the elimination of approximately $0.8 million of goodwill amortization for the Company's fiscal 2002 year. SG&A expenses also decreased during fiscal 2002 due to an approximately $0.7 million decrease in selling expenses resulting from decreases in sales commissions, reduced travel expenses, and the elimination of expenses associated with an independent sales representative group. An additional $0.3 million reduction in SG&A expenses was the result of computer equipment and software which became fully amortized during fiscal 2002.

As discussed in the preceding Overview section, financial results for fiscal 2002 were adversely impacted by the write down of $9.6 million in goodwill. During fiscal 2002, the Company adopted SFAS 142, which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS 142, the Company ceased amortizing goodwill on July 1, 2001. During the first half of fiscal 2002, the Company performed the transitional impairment analysis of its goodwill as of the implementation date, following which the Company concluded that there was no impairment of goodwill at July 1, 2001. The Company completed the required annual impairment review of its goodwill at June 30, 2002, which due to negative events and declining sales and profitability, resulted in a goodwill impairment charge of $9.6 million.

Interest expense decreased by $0.4 million, or 26.7%, to $1.1 million in fiscal 2002 from $1.5 million in fiscal 2001. Interest expense has been reduced due to reductions in debt and a reduction in interest rates.

The Company had a loss of $13.0 million before taxes for fiscal 2002, compared to income before taxes of $0.4 million in fiscal 2001. The Company recorded an income tax benefit of $1.3 million in fiscal 2002, compared to tax expense of $0.2 million in fiscal 2001. The 2002 tax benefit was negatively impacted due to the non-deductibility of the goodwill impairment charge for federal income tax purposes. Results for fiscal 2001 benefited from the release of valuation reserves of $0.3 million. This valuation allowance was previously established for state net operating loss carry forwards due to uncertainty as to their eventual utilization. For further discussion of the Company's income taxes please refer to the "Notes to Consolidated Financial Statements" section included in this Form 10-K.

Net loss in fiscal 2002 was $11.7 million, or $1.50 per basic and diluted earnings per share, a decrease of $11.9 million from net income of $0.2 million, or $0.03 per basic and diluted earnings per share in fiscal 2001. Earnings per share amounts are diluted earnings per share, which are substantially the same as basic earnings per share. The weighted number of shares used in the calculation of the diluted earnings per share was 7,809,266 in fiscal 2002 and 8,125,699 in fiscal 2001.

Financial Condition, Liquidity and Capital Resources

The following table sets forth selected information concerning Allied's financial condition at June 30:

Dollars in thousands	2003	2002	2001
Cash & cash equivalents	$ 12	$ 1	$ 20
Working Capital	$ 9,445	$ 9,371	$20,682
Total Debt	$10,022	$12,121	$12,188
Current Ratio	1.48:1	1.67:1	3.44:1

The Company's working capital was $9.5 million at June 30, 2003 compared to $9.4 million at June 30, 2002. Inventory declined by $0.9 million as a result of the Company's inventory reduction programs. Accounts receivable decreased to $7.8 million at June 30, 2003, down $1.0 million from $8.8 million at June 30, 2002. This decrease in accounts receivable is a result of improvements in collection performance. Accounts receivable as measured in days sales outstanding ("DSO") decreased to 48 DSO from 51 DSO at June 30, 2002. Income taxes receivable was reduced by $0.4 million as the Company received a federal tax refund resulting from the carry back of the fiscal 2002 loss of $0.8 million which was offset by the $0.4 million receivable established for the carry back of the fiscal 2003 loss. The current deferred income tax asset was reduced by $0.7 million and the current deferred tax liability was increased by $0.4 million. The net change in current deferred income taxes, $1.1 million, is a result of the disposal of slow-moving and obsolete inventory during fiscal 2003 which had been reserved during fiscal 2002. The disposal of inventory generated net operating loss carry forwards which are presented as long-term deferred tax assets at June 30, 2003. Accrued liabilities increased by $0.3 million, reflecting the timing of customer orders and payments. The working capital reductions are partially offset by the following changes in working capital during fiscal 2003. Accounts payable decreased by $1.2 million during fiscal 2003, as a result of decreased purchases during the fourth quarter of the fiscal year from the Company's inventory reduction programs. The current portion of long-term debt decreased by $2.6 million reflecting the reduction in the Company's revolver debt.

The Company's working capital was $9.4 million at June 30, 2002 compared to $20.7 million at June 30, 2001. The decrease in working capital is primarily due to the classification of $7.1 million of revolving debt as a current liability in fiscal 2002. Due to provisions in the Company's new credit agreement which require a lock-box agreement whereby remittances from the Company's customers automatically reduce the debt outstanding and the inclusion of a subjective "material adverse effect" clause in the agreement, the Company is required to classify amounts outstanding under its revolving debt as a current liability. Inventory declined by $3.9 million, primarily as a result of a $3.2 million increase to the Company's reserve for slow-moving and obsolete inventory. During the fourth quarter of fiscal 2002, the Company implemented a detailed review of inventory. This review indicated that due to changes in product mix, other manufacturing changes to the Company's products, and declines in sales levels, a large number of components were deemed to be obsolete. Inventory reduction programs did result in an additional $0.7 million reduction in inventory. Accounts receivable decreased to $8.8 million at June 30, 2002, down $2.6 million from $11.4 million at June 30, 2001. This decrease in accounts receivable is a result of decreased sales and an improvement in collection performance. Accounts receivable as measured in DSO decreased to 51 DSO at June 30, 2002 from 65 DSO at June 30, 2001. Customer deposits increased by $0.3 million during the year. These working capital reductions are partially offset by the following changes in working capital during fiscal 2002. Operating losses generated in fiscal 2002 led to a $0.7 million income tax receivable at June 30, 2002, representing the federal income tax receivable resulting from the carry back of the fiscal 2002 loss, excluding the impact of the impairment of goodwill. Accounts payable decreased to $3.4 million at June 30, 2002, down $0.4 million from $3.8 million at June 30, 2001. Accrued liabilities decreased by $0.7 million due to decreases in accrued income tax.

The net increase in cash for the fiscal years ended June 30, 2003 was $0.01 million. The net decrease in cash for the fiscal years ended June 30, 2002, and 2001 was $0.02 million, and $0.5 million, respectively. Net cash provided by operating activities was $2.6 million, $3.8 million, and $2.1 million for the same periods.

Cash flows provided by operating activities for the fiscal year ended June 30, 2003 consisted of a net loss $0.2 million, which was offset by $1.2 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $1.6 million. Cash flow was used to reduce debt and capital lease obligations by $2.1 million and make capital expenditures of $0.5 million.

Cash flows provided by operating activities for the fiscal year ended June 30, 2002 consisted of a net loss of $11.7 million, which was offset by $1.4 million in non-cash charges to operations for amortization and depreciation. The net loss was also offset by a $9.6 million non-cash charge to operations for the impairment of goodwill. Changes in the provision for product recall resulted in a $0.1 million reduction. Changes in working capital and deferred tax accounts favorably impacted cash flow from operations by $4.7 million. Cash flow was used to reduce debt and capital lease obligations by $0.1 million and make capital expenditures of $3.7 million.

Cash flows provided by operating activities for the fiscal year ended June 30, 2001 consisted of a net income of $0.2 million, and $3.0 million in non-cash charges to operations for amortization and depreciation. Changes in working capital and deferred tax accounts unfavorably impacted cash flow from operations by $1.1 million. Cash flow was used to reduce debt and capital lease obligations by $1.9 million and make capital expenditures of $0.8 million.

At June 30, 2003 the Company had aggregate indebtedness, including capital lease obligations, of $10.0 million, including $7.9 million of short-term debt and $2.1 million of long-term debt. At June 30, 2002 the Company had aggregate indebtedness including capital lease obligations of $12.1 million, including $8.0 million of short-term debt and $4.1 million of long-term debt.

On August 7, 1998, the Company borrowed approximately $5.0 million from a bank. The real estate term loan is collateralized by the Company's St. Louis facility. The real estate term loan requires monthly principal and interest payments of $0.06 million, with a final payment of all principal and interest remaining unpaid due at maturity on August 1, 2003. Interest is fixed at 7.75% annum. Proceeds from the borrowing were used to pay down existing debt, which bore a higher interest rate. The term loan was amended on March 24 and September 1, 1999 resulting in changes to certain debt covenants for which the Company was in compliance at June 30, 2003 and 2002. The term loan was further amended subsequent to year end on September 26, 2003. See Note 15 for additional information.

On April 24, 2002, the Company entered into a new credit facility arrangement with LaSalle Bank National Association (the "Bank"). The new credit facility provides for total borrowings up to $19.0 million; consisting of up to $15.0 million through a revolving credit facility and up to $4.0 million under a term loan. The term loan may be drawn against for capital expenditures during the first six months of the term of the credit facility. Repayment of the term loan begins on October 24, 2002, with principal and interest due in equal monthly installments over five years (subject to payment in full at the maturity of the credit facility if that facility is not renewed or extended). The new credit facility is collateralized by substantially all of the assets of the Company. The maturity date of the new facility is April 24, 2005.

The revolving credit facility provides for a borrowing base of 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $8.0 million, subject to reserves as established by the Bank. At June 30, 2003, $8.0 million was available under the revolving credit facility for additional borrowings. The new credit facility calls for a 0.25% commitment fee payable quarterly based on the average daily unused portion of the revolving credit facility. The revolving credit facility also provides for a commitment guaranty of up to $5.0 million for letters of credit and requires a per annum fee of 1.50% on outstanding letters of credit. At June 30, 2003 and 2002, the Company had no letters of credit outstanding. Any outstanding letters of credit decreases the amount available for borrowing under the revolving credit facility.

The entire credit facility accrues interest at the floating reference rate, which is the greater of the Bank's prime rate (plus 0.25% if the Company's fixed charge coverage ratio falls below 1.25 to 1.00) or the Federal Funds rate plus 0.5%. The floating reference rate was 4.00% at June 30, 2003 and 4.75% at June 30, 2002, respectively. The credit facility also provides the Company with a rate of LIBOR plus 2.25%, at the Company's option. The optional LIBOR rate may increase or decrease from LIBOR plus 2.00% to LIBOR plus 2.50% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 1.90% at June 30, 2002. At June 30, 2002, $5.6 million of the revolving credit facility was subject to the LIBOR provision. At June 30, 2003, none of the revolving credit facility is subject to the LIBOR provision. The Company also has the option to swap the interest rate applicable to the term loan for a fixed rate.

On September 26, 2002, the Bank further amended the Company's credit facility (the amended credit facility). Under the terms of the amended credit facility, the interest rate on each loan outstanding at an Event of Default, as defined in the amended credit facility, will bear interest at the rate of 2.00% per annum in excess of the interest rate otherwise payable thereon and interest payments will be payable on demand. The Bank amended various financial covenants in conjunction with the amended credit facility to include a quarterly fixed coverage charge ratio and EBITDA ratio through June 30, 2003, which are adjusted to measurement on an annual basis beginning on July 1, 2003. In addition, the outstanding loans under the amended credit facility will bear interest at an annual interest rate of 0.75% plus the Bank's prime rate and the Company shall not have the option to elect a LIBOR rate of interest for its outstanding borrowings. The Company's per annum fee on any outstanding letters of credit under the amended credit facility will be 2.50%. The borrowing period under the term loan for capital expenditures, which will represent 80% of the purchase price of the related equipment, has been extended to eight months from the date of the original credit facility. Additionally, the terms of the amended credit facility restrict the payment of dividends on the Company's common stock.

The new credit facility requires lockbox arrangement, which provide for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a Material Adverse Effect (MAE) clause in the new credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force Issue 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement." However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the Company's operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox arrangement and the MAE clause. However, the revolving credit facility does not expire or have a maturity date within one year, but rather has a final expiration date of April 25, 2005. Additionally, the Bank has not notified the Company of any indication of a MAE at June 30, 2003.

Under the terms of the amended credit facility, the Company is required to be in compliance with certain financial covenants pertaining to stockholders' equity, capital expenditures and net income. At June 30, 2003, the Company was in violation of its EBITDA (net income after taxes, plus interest expense, income tax expense, and depreciation and amortization) covenant which were waived by the bank in a letter dated on September 26, 2003. On September 26, 2003, the Bank further amended the Company's credit facility (the amended credit facility). The Bank amended various financial covenants in conjunction with the amended credit facility including a reduction in the required fixed coverage charge ratio and the elimination of the

EBITDA covenant. The Bank amended the borrowing base to include 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. In addition, the outstanding loans under the amended credit facility will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate from August 1, 2003 to April 24, 2005. Amortization on the real estate term loan shall continue on a five-year schedule with equal monthly payments of $49,685. The real estate term loan will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. The Company also received a waiver from the Bank for its covenant violations pertaining to its EBITDA covenant, which the Company was in default of on June 30, 2003. Additionally, the terms of the new credit facility restrict the Company from the payment of dividends on any class of its stock.

Proceeds of $8.0 million received under the new credit facility were utilized to repay the entire amount outstanding under the Company's previous revolving credit facility. The previous credit facility was thereby terminated.

The following table summarizes the Company's cash obligations at June 30, 2003:

	Payment Due By Period		
Contractual Obligations	Total	Less than 1 year	1-3 years
Long-Term Debt	$10,021,624	$1,205,476	$ 8,816,148(1)
Capital Lease Obligations	—	—	—
Operating Leases	633,319	247,047	386,272
Unconditional Purchase Obligations	—	—	—
Other Long-Term Obligations	—	—	—
Total Contractual Cash Obligations	$10,654,943	$1,452,523	$ 9,202,420

(1) Assumes the Company's revolving credit agreement currently classified as a current liability subject to the provisions of EITF 95-22 will be paid at maturity.

Capital expenditures, net of capital leases, were $0.5 million, $3.7 million and $0.8 million in fiscal 2003, 2002, and 2001, respectively. The Company believes that cash flows from operations and available borrowings under its credit facilities will be sufficient to finance fixed payments and planned capital expenditures of $1.0 million in 2004. Cash flows from operations may be negatively impacted by decreases in sales, market conditions, and adverse changes in working capital.

Inflation has not had a material effect on the Company's business or results of operations. The Company makes its foreign sales in dollars and, accordingly, sales proceeds are not affected by exchange rate fluctuations, although the effect on its customers does impact the pace of incoming orders.

Seasonality and Quarterly Results

In past fiscal years, the Company has experienced moderate seasonal increases in net sales during its second and third fiscal quarters (October 1 through March 31) which in turn have affected net income. Such seasonal variations were likely attributable to an increase in hospital equipment purchases at the beginning of each calendar year (which coincides with many hospitals' fiscal years) and an increase in the severity of influenza during winter months.

The following table sets forth selected operating results for the eight quarters ended June 30, 2003. The information for each of these quarters is unaudited, but includes all normal recurring adjustments which the Company considers necessary for a fair presentation thereof. These operating results, however, are not necessarily indicative of results for any future period. Further, operating results may fluctuate as a result of the timing of orders, the Company's product and customer mix, the introduction of new products by the Company and its competitors, and overall trends in the health care industry and the economy. While these patterns have an impact on the Company's quarterly operations, the Company is unable to predict the extent of this impact in any particular period.

	Three months ended,							
	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001
	Dollars in thousands, except per share data							
Net sales	$14,327	$16,443	$14,852	$15,241	$15,683	$15,188	$15,398	$14,146
Gross profit	3,244	4,241	3,385	3,184	567	3,391	3,627	2,831
Income (loss) from operations	(135)	818	(40)	(140)	(12,177)	325	454	(532)
Net income (loss)	(106)	365	(176)	(240)	(11,347)	29	97	(510)
Basic and diluted earnings (loss) per share	(0.01)	0.05	(0.02)	(0.03)	(1.44)	—	0.01	(0.07)

Litigation and Contingencies

The Company becomes, from time to time, a party to personal injury litigation arising out of incidents involving the use of its products. More specifically, there have been a number of lawsuits filed against the Company alleging that its aluminum oxygen pressure regulator, marketed under its Life Support Products label, has caused fires that have led to personal injury. The Company believes, based on preliminary findings, that its products did not cause the fires. The Company intends to defend these claims in cooperation with its insurers. Based on the progression of certain cases the Company recorded additional charges to operations during fiscal 2001 for amounts estimated to be payable by the Company under its self-insurance retention for legal costs associated with defending these claims. The Company believes that any potential judgments resulting from these claims over its self-insured retention will be covered by the Company's product liability insurance.

In March through June 2000, the FDA conducted an inspection of the Company's St. Louis facility and provided a written report, known as an "FDA Form 483" or simply a "483," citing FDA observations concerning GMP compliance and quality control issues applicable to demand valves, emergency ventilators, circumcision clamps, and regulators. The Company provided a written response to the FDA and in August 2000, the FDA issued a warning letter and requested that the Company clarify and supplement its responses to the 483 observations. As a result, the Company submitted to the FDA a written supplemental response and defined actions to address the FDA concerns. The Company met with the FDA at their Kansas City field office in March 2001 to discuss the responses and actions. From October 27, 2001 to November 19, 2001 the FDA conducted a follow-up inspection to the June 2000 inspection. On January 23, 2002, the FDA released a copy of the establishment inspection report (EIR) for the October 27, 2001 to November 19, 2001 inspection and has indicated that the inspection is closed. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

LSP Oxygen Regulator Recall

On February 4, 1999, Allied announced a voluntary recall of aluminum oxygen regulators marketed under its Life Support Products label. These products are used to regulate pressure of bottled oxygen for administration to patients under emergency situations. Following reports of regulator fires, the Company instituted the voluntary recall in May 1997, under which it provided retrofit kits to prevent contaminants from entering the regulators. The Company has also been testing regulator design with the help of the National

Aeronautical and Space Administration's White Sands National Laboratories. While findings led the Company to believe the Company's products did not cause those fires, there was enough concern among the users that the Company, in cooperation with the U. S. Food and Drug Administration ("FDA"), agreed to institute a voluntary recall to replace aluminum components in the high pressure chamber of the regulators with brass components. The FDA has recommended that all regulator manufacturers cease use of aluminum in regulators. Accordingly, the Company has introduced new brass regulators and also offered a trade-in program to existing users. As a result of the recall, the Company recorded a charge of $1.5 million pre-tax, $0.9 million after tax, or $0.12 per share in the second quarter of fiscal 1999. The recall is complete and a final audit of the results thereof was completed on December 22, 2000 by the FDA.

Recent Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business. SFAS 144 provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules change the criteria to be met to classify an asset as held-for-sale. The new rules also broaden the criteria regarding classification of a discontinued operation. The Company adopted the provisions of SFAS 144 effective July 1, 2002. Adoption of SFAS 144 did not have a material impact on the Company's results of operations, financial position or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities" which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS 146 has not had a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company does not have any commitments that are within the scope of FIN No. 45.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Adoption of SFAS 148 did not have a material impact on the Company's results of operations, financial position or cash flows.

In January 2003, the FASB released FIN No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51". The Interpretation clarifies issues regarding the consolidation of entities which may have features that make it unclear whether consolidation or equity method accounting is appropriate. FIN 46 is generally effective in 2003. The Company is evaluating FIN 46 to determine any potential impact on its financial reporting, but does not anticipate any impact.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 provides guidance on distinguishing between liability and equity instruments and accounting for instruments that have characteristics of both. SFAS 150 requires specific types of freestanding financial instruments to be classified as liabilities including mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS 150 is effective July 1, 2003. Adoption of SFAS 150 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At June 30, 2003, the Company had $10.0 million in debt outstanding, excluding capital leases, of which $3.1 million is a term loan with a fixed interest rate of 7.75%. The remaining balance represents amounts outstanding under the Company's revolving credit facility of $4.2 million and the Company's capital expenditure loan for $2.7 million. The revolving credit facility and capital expenditure loan bear an interest rate using the commercial bank's "floating reference rate" or LIBOR as the basis, as defined in the loan agreement, and therefore is subject to additional expense should there be an increase in market interest rates. With respect to the Company's fixed-rate debt outstanding at June 30, 2003, a 10% increase in interest rates would have resulted in approximately $0.02 million decrease in the market value of the debt and a 10% decrease in interest rates would have resulted in approximately $0.02 increase in the fair value of the debt with respect to the Company's variable-debt.

The Company had no holdings of derivative financial or commodity instruments at June 30, 2003. Allied Healthcare Products has international sales, however these sales are denominated in U.S. dollars, mitigating foreign exchange rate fluctuation risk.

Item 8. *Financial Statements and Supplementary Data*

The following described consolidated financial statements of Allied Healthcare Products, Inc. are included in response to this item:

Report of Independent Auditors.

Consolidated Statement of Operations for the fiscal years ended June 30, 2003, 2002 and 2001.

Consolidated Balance Sheet for the fiscal years ended June 30, 2003 and 2002.

Consolidated Statement of Changes in Stockholders' Equity for the fiscal years ended June 30, 2003, 2002 and 2001.

Consolidated Statement of Cash Flows for the fiscal years ended June 30, 2003, 2002 and 2001.

Notes to Consolidated Financial Statements.

Schedule of Valuation and Qualifying Accounts and Reserves for the years ended June 30, 2003, 2002 and 2001.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

Report of Independent Auditors

To the Board of Directors and Shareholders of Allied Healthcare Products, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Allied Healthcare Products, Inc. and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002 to conform with Statement of Financial Accounting Standards No. 142.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri
September 26, 2003

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended June 30,		
	2003	2002	2001
Net sales	$60,863,358	$ 60,414,884	$64,927,678
Cost of sales	46,809,726	49,998,428	48,265,110
Gross profit	14,053,632	10,416,456	16,662,568
Selling, general and administrative expenses	13,550,592	12,786,409	14,572,963
Provision for product recall	—	(39,567)	79,303
Impairment of goodwill	—	9,600,000	—
Income (loss) from operations	503,040	(11,930,386)	2,010,302
Other expenses:			
Interest expense	830,838	1,054,092	1,530,481
Other, net	41,135	40,950	73,793
	871,973	1,095,042	1,604,274
Income (loss) before provision (benefit) for income taxes	(368,933)	(13,025,428)	406,028
Provision (benefit) for income taxes	(211,374)	(1,294,420)	171,892
Net income (loss)	$ (157,559)	$(11,731,008)	$ 234,136
Basic and diluted income (loss) per share:			
Income (loss) per share	$ (0.02)	$ (1.50)	$ 0.03
Weighted average shares outstanding — Basic	7,813,932	7,809,266	7,806,682
Weighted average shares outstanding — Diluted	7,813,932	7,809,266	8,125,699

See accompanying Notes to Consolidated Financial Statements

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED BALANCE SHEET

	June 30, 2003	June 30, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,016	$ 800
Accounts receivable, net of allowance for doubtful accounts of $475,000 and $450,000, respectively	7,848,977	8,788,020
Inventories, net	12,274,972	13,200,921
Deferred income taxes	—	745,910
Income tax receivable	392,259	745,895
Other current assets	149,995	163,510
Total current assets	20,678,219	23,645,056
Property, plant and equipment, net	12,630,289	13,228,157
Deferred income taxes	989,710	100,492
Goodwill	15,979,830	15,979,830
Other assets, net	134,528	180,536
Total assets	$ 50,412,576	$ 53,134,071
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,192,717	$ 3,426,802
Current portion of long-term debt	5,409,304	7,985,406
Deferred income taxes	412,079	—
Other accrued liabilities	3,218,981	2,861,973
Total current liabilities	11,233,081	14,274,181
Long-term debt	4,612,320	4,135,156
Commitments and contingencies (Notes 6 and 12)	—	—
Stockholders' equity:		
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	—	—
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 30,000,000 shares authorized; 7,813,932 shares issued and outstanding at June 30, 2003 and 2002	101,175	101,175
Additional paid-in capital	47,030,549	47,030,549
Retained earnings	8,166,879	8,324,438
Common stock in treasury, at cost	(20,731,428)	(20,731,428)
Total stockholders' equity	34,567,175	34,724,734
Total liabilities and stockholders' equity	$ 50,412,576	$ 53,134,071

See accompanying Notes to Consolidated Financial Statements

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, June 30, 2000 ...	$—	$101,102	$47,014,621	$ 19,821,310	$(20,731,428)	$ 46,205,605
Net income for the year ended June 30, 2001 ...	—	—	—	234,136	—	234,136
Balance, June 30, 2001 ...	—	101,102	47,014,621	20,055,446	(20,731,428)	46,439,741
Issuance of common stock	—	73	15,928	—	—	16,001
Net loss for the year ended June 30, 2002	—	—	—	(11,731,008)	—	(11,731,008)
Balance, June 30, 2002 ...	—	101,175	47,030,549	8,324,438	(20,731,428)	34,724,734
Net loss for the year ended June 30, 2003	—	—	—	(157,559)	—	(157,559)
Balance, June 30, 2003 ...	$—	$101,175	$47,030,549	$ 8,166,879	$(20,731,428)	$ 34,567,175

See accompanying Notes to Consolidated Financial Statements

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended June 30,		
	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ (157,559)	$(11,731,008)	$ 234,136
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,168,326	1,389,254	2,954,090
Impairment of goodwill	—	9,600,000	—
Provision for product recall	—	(39,567)	79,303
Deferred income taxes	268,771	(279,941)	(356,668)
Changes in operating assets and liabilities:			
Accounts receivable, net	939,043	2,871,037	(852,960)
Inventories, net	925,949	3,878,112	(336,855)
Income tax receivable	353,636	(745,895)	—
Other current assets	13,515	129,086	65,811
Accounts payable	(1,234,085)	(416,290)	(212,647)
Accrual for product recall	—	(106,614)	(118,363)
Other accrued liabilities	357,008	(717,875)	631,992
Net cash provided by operating activities	2,634,604	3,830,299	2,087,839
Cash flows from investing activities:			
Capital expenditures	(524,450)	(3,698,060)	(751,205)
Net cash used in investing activities	(524,450)	(3,698,060)	(751,205)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,799,966	1,246,325	—
Proceeds from issuance of common stock	—	16,001	—
Payment of long-term debt	(763,104)	(415,440)	(413,313)
Payment of capital lease obligations	(192,425)	(552,146)	(565,751)
Borrowings under revolving credit agreements	63,069,229	64,209,225	63,807,625
Payments under revolving credit agreements	(66,012,604)	(64,555,527)	(64,713,027)
Debt issuance costs	—	(100,242)	—
Net cash used in financing activities	(2,098,938)	(151,804)	(1,884,466)
Net increase (decrease) in cash and equivalents	11,216	(19,565)	(547,832)
Cash and equivalents at beginning of year	800	20,365	568,197
Cash and equivalents at end of year	$ 12,016	$ 800	$ 20,365
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 830,838	$ 1,116,711	$ 1,431,750
Income taxes	$ 9,375	$ 658,780	$ 154,892

See accompanying Notes to Consolidated Financial Statements

ALLIED HEALTHCARE PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Allied Healthcare Products, Inc. (the "Company" or "Allied") is a manufacturer of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including post-acute care facilities, home health care and trauma care. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by Allied are described below.

Use of estimates

The policies utilized by the Company in the preparation of the consolidated financial statements conform to accounting principles generally accepted in the United States of America, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and intercompany balances are eliminated.

Reclassifications

Certain financial statement amounts have been reclassified to conform to the current year presentation.

Revenue recognition

Revenue is recognized for all sales, including sales to agents and distributors, at the time products are shipped and title has transferred to the customer, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable and collectibility is deemed probable. The Company's standard shipping terms are FOB shipping point. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses. Additionally, it is the Company's practice to include revenues generated from freight billed to customers in net sales with corresponding freight expense included in cost of sales in the consolidated statement of operations.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. Book cash overdrafts on the Company's disbursement accounts totaling $523,955 and $1,348,309 at June 30, 2003 and 2002, respectively, are included in accounts payable.

Foreign currency transactions

Allied has international sales which are denominated in U.S. dollars, the functional currency for these transactions.

Concentrations of credit risk

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations. The Company's customers can be grouped into three main categories: medical equipment distributors, construction contractors and health care institutions. At June 30, 2003 the Company believes that it has no significant concentration of credit risk.

Inventories

Inventories are stated at the lower of cost, determined using the last-in, first-out ("LIFO") method, or market. If the first-in, first-out method (which approximates replacement cost) had been used in determining cost, inventories would have been $421,902 and $692,128 higher at June 30, 2003 and 2002, respectively. Changes in the LIFO reserve are included in cost of sales. Cost of sales were reduced by $270,226 and $66,642 in fiscal 2003 and 2002, respectively, as a result of LIFO liquidations. Costs in inventory include raw materials, direct labor and manufacturing overhead.

Inventory is recorded net of a reserve for obsolete and excess inventory which is determined based on an analysis of inventory items with no usage in the preceding year and greater than one year's usage on hand. The reserve for obsolete and excess inventory was $2,324,258 and $4,812,074 at June 30, 2003 and 2002, respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 35 years. Properties held under capital leases are recorded at the present value of the non-cancelable lease payments over the term of the lease and are amortized over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures, which improve an asset or extend its estimated useful life, are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill

At June 30, 2003 and 2002, the Company has goodwill of $15,979,830, resulting from the excess of the purchase price over the fair value of net assets acquired in business combinations. During fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS No. 142, the Company ceased amortizing goodwill on July 1, 2001. During the first half of fiscal 2002, the Company performed the transitional impairment analysis of its goodwill as of the implementation date, following which the Company concluded that there was no impairment of goodwill at July 1, 2001. The Company completed the required initial annual impairment review of its goodwill at June 30, 2002, which due to declining sales and profitability, resulted in a goodwill impairment loss of $9,600,000.

The Company conducts a formal impairment test of goodwill on an annual basis and between annual test if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below it's carrying value. The annual impairment test did not indicate a further impairment of goodwill at June 30, 2003.

The results of these annual impairment reviews are highly dependent on management's projection of future results of the Company and there can be no assurance that at the time such reviews are completed a material impairment charge will not be recorded. See Note 3 for additional disclosure.

Other assets

Other assets are primarily comprised of debt issuance costs. These costs are amortized using the effective interest rate method over the life of the related obligations.

Impairment of long-lived assets

The Company evaluates impairment of long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of the assets may not be recoverable. Under SFAS No. 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss will be recognized. No impairment losses of long-lived assets or identifiable intangibles were recorded by the Company for fiscal years ended June 30, 2003 and 2002.

Fair value of financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and debt. The carrying amounts for cash, accounts receivable and accounts payable approximate their fair value due to the short maturity of these instruments. The fair value of long-term debt, excluding capital leases, was $10.0 million and $12.0 million at June 30, 2003 and 2002, respectively, and the related carrying amounts were $10.0 million and $11.9 million, respectively. The Company estimated the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on the Company's current borrowing rates for debt with similar maturities.

Income taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax provision is determined using the liability method, whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Research and development costs

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses for the years ended June 30, 2003, 2002 and 2001 were $577,278, $622,793 and $592,815, respectively.

Earnings per share

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are based on the sum of the weighted averaged number of shares of common stock and common stock equivalents outstanding during the year. The weighted average number of basic shares outstanding for the years ended June 30, 2003, 2002 and 2001 was 7,813,932, 7,809,266, and 7,806,682 shares, respectively. The weighted average number of diluted shares outstanding for the years ended June 30, 2003, 2002 and 2001 was 7,813,932, 7,809,266, and 8,125,699 shares, respectively. The dilutive effect of Company's employee's and director's stock option plans are determined by use of the treasury stock method. Employee and director stock option plans are not included as common stock equivalents for earnings per share purposes in fiscal 2003 and 2002 as the impact on the number of shares outstanding would have been anti-dilutive.

Employee stock-based compensation

The Company accounts for employee stock options and variable stock awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related interpretations. Under APB 25, the Company applies the intrinsic value method of accounting. For employee stock options accounted for using the intrinsic value method, no compensation expense is recognized because the options are granted with an exercise price equal to the market value of the stock on the date of grant.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prescribes the recognition of compensation expense based on the fair value of options or stock awards determined on the date of grant. Companies that elect to account for stock-based compensation plans in accordance with APB 25 are required to make certain pro forma disclosures as if the fair value method had been utilized. The fair value of options granted (which is amortized over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes multiple option-pricing model. For options granted during the fiscal years ended June 30, 2003, 2002 and 2001, the assumptions utilized in the Black-Scholes multiple option-pricing model included expected option life of 10 years, risk-free interest rates ranging from 2.65% to 5.00%, volatility ranging from 46% to 49% and no dividend yield. The following table shows stock-based compensation expense included in net income and pro forma stock-based compensation expense, net income/(loss) and earnings per share had we elected to record compensation expense based on the fair value of options at the grant date for the fiscal years ended June 30, 2003, 2002, and 2001. (In thousands, except per share data)

	2003	2002	2001
Stock-based compensation			
As reported	$ —	$ —	$ —
Pro forma	157	194	189
Net income (loss)			
As reported	$ (158)	$(11,731)	$ 234
Pro forma	$ (315)	(11,925)	45
Basic earnings (loss) per share			
As reported	$(0.02)	$ (1.50)	$0.03
Pro forma	$(0.04)	$ (1.53)	$0.01

New accounting standards

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business. SFAS 144 provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules change the criteria to be met to classify an asset as held-for-sale. The new rules also broaden the criteria regarding classification of a discontinued operation. The Company is required to adopted the provisions of SFAS 144 effective July 1, 2002. Adoption of SFAS 144 did not have a material impact on the Company's results of operations, financial position or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities" which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS 146 has not had a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company does not have any commitments that are within the scope of FIN No. 45.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Adoption of SFAS 148 did not have a material impact on the Company's results of operations, financial position or cash flows.

In January 2003, the FASB released FIN No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51". The Interpretation clarifies issues regarding the consolidation of entities which may have features that make it unclear whether consolidation or equity method accounting is appropriate. FIN 46 is generally effective in 2003. The Company is evaluating FIN 46 to determine any potential impact on its financial reporting, but does not anticipate any impact.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 provides guidance on distinguishing between liability and equity instruments and accounting for instruments that have characteristics of both. SFAS 150 requires specific types of freestanding financial instruments to be classified as liabilities including mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS 150 is effective July 1, 2003. Adoption of SFAS 150 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

3. Goodwill

For the fiscal year ending June 30, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes new accounting and reporting standards for purchase business combinations and goodwill. As provided by SFAS No. 142, the Company ceased amortizing goodwill on July 1, 2001. The following table summarizes the effect of adoption of SFAS No. 142 on net income/(loss) and earnings/(loss) per share.

	For the year ended June 30,		
	2003	2002	2001
Reported net income / (loss)	$(157,559)	$(11,731,008)	$ 234,136
Add back: Goodwill amortization	—	—	815,411
Adjusted net income / (loss)	$(157,559)	$(11,731,008)	$1,049,547
Basic and diluted earnings/(loss) per share:			
Reported net earnings / (loss) per share	$ (0.02)	$ (1.50)	$ 0.03
Goodwill amortization per share	—	—	0.10
Adjusted earnings/ (loss) per share	$ (0.02)	$ (1.50)	$ 0.13

As required by SFAS 142, the Company completed its transitional goodwill impairment analysis as of July 1, 2001, for which it concluded that the carrying value of its goodwill was not impaired. The fair value of the Company utilized in the transitional goodwill impairment analysis was estimated using a discounted cash flow approach incorporating the Company's fiscal 2002 plan.

The Company completed its initial annual goodwill impairment test during the fourth quarter of the fiscal year ended June 30, 2002. Due to operating inefficiencies, a general slow down in orders, and delivery issues, which led to a drop in market share, operating profits and cash flows were lower than expected during fiscal 2002. Based on that trend, management revised its earnings forecast for fiscal 2003. During the fourth quarter of the fiscal year ended June 30, 2002, the Company recognized a goodwill impairment loss of $9,600,000. The annual impairment test did not indicate a further impairment of goodwill at June 30, 2003. The fair value of the Company was estimated using a discounted cash flow approach incorporating its most recent business plan forecasts in the performance of its annual analysis of goodwill impairment.

4. LSP Oxygen Regulator Recall

On February 4, 1999, Allied announced a voluntary recall of aluminum oxygen regulators marketed under its Life Support Products ("LSP") label. These products are used to regulate pressure of bottled oxygen for administration to patients under emergency situations. Following reports of regulator fires, the Company instituted a recall in May 1997, under which it provided retrofit kits to prevent contaminants from entering the regulators. The Company has also been testing regulator design with the help of the National Aeronautical and Space Administration's White Sands National Laboratories. While preliminary findings led the Company to believe the Company's products did not cause those fires, there was enough concern among the users that the Company, in cooperation with the U. S. Food and Drug Administration ("FDA"), agreed to institute a voluntary recall to replace aluminum components in the high pressure chamber of the regulators with brass components. The FDA has recommended that all regulator manufacturers cease use of aluminum in regulators. Accordingly, the Company introduced new brass regulators and also offered a trade-in program to the existing users. As a result of the recall, the Company recorded a charge of $1.5 million pre-tax, $0.9 million after tax, or $0.12 per share in the second quarter of fiscal 1999. The original provision for regulator recall included estimated costs of $1.3 million for aluminum regulator retrofitting and replacement, as well as $0.2 million for certain communications and legal costs expected to be incurred by the Company under the terms of the recall.

A reconciliation of activity with respect to the Company's product recall is as follows:

	2002	2001	2000	1999
Balance, beginning of year	$146,181	$185,241	$594,725	$ —
Provision for recall established	—	—	—	1,500,000
Addition to provision for recall	—	79,303	300,000	—
Reduction to provision for recall	(39,567)	—	(317,600)	—
Costs incurred related to product retrofitting and replacement	(106,614)	(118,363)	(391,884)	(905,275)
Balance, end of year	$ —	$146,181	$185,241	$ 594,725

During the first quarter of fiscal 2000, the Company recorded an additional provision of $0.3 million relative to the regulator recall. The addition represented a provision for additional aluminum regulator inventory not identified as part of the original $1.5 million estimate. The $0.3 million reduction to the provision in fiscal 2000 represented the subsequent disposal of the aluminum regulator inventory on a basis more favorable than originally estimated. During fiscal 2001, the Company recorded an additional provision of $0.1 million for the estimated additional cost to be incurred for product retrofitting and replacement. During fiscal 2002, the provision was reduced by $0.04 million, as the recall was considered complete at June 30, 2002.

The Company has incurred various legal expenses related to claims associated with the LSP regulator recall. Accordingly, the Company recorded an additional provision for product liability litigation during fiscal 2001 for amounts estimated to be payable by the Company under its self-insurance retention for legal costs associated with defending these claims. These amounts are included along with other legal expenses of the Company as selling, general and administrative expenses. In addition to the product recall retrofitting reserve discussed above, at June 30, 2003, the Company has a litigation cost accrual balance of $0.1 million for legal expense associated to the LSP regulator recall.

5. Financing

Long-term debt consisted of the following at June 30:

	2003	2002
Unsubordinated debt		
Notes payable to bank or other financial lending institution		
Term loan on real estate — principal of $49,772 due monthly with remaining balance due August 1, 2003	$ 3,076,135	$ 3,534,609
Revolving credit facility — aggregate revolving commitment of $15,000,000; principal due at maturity on April 24, 2005	4,203,828	7,147,203
Term loan on capital expenditures — principal of $50,772 due monthly with remaining balance due on April 24, 2005	2,741,661	1,246,325
	10,021,624	11,928,137
Subordinated debt		
Capital lease obligations	—	192,425
	10,021,624	12,120,562
Less — Current portion of long-term debt, including $192,425 of capital lease obligations at June 30, 2002	(5,409,304)	(7,985,406)
	$ 4,612,320	$ 4,135,156

On August 7, 1998, the Company borrowed approximately $5.0 million from a bank. The real estate term loan is collateralized by the Company's St. Louis facility. The real estate term loan requires monthly principal and interest payments of $0.06 million, with a final payment of all principal and interest remaining unpaid due at maturity on August 1, 2003. Interest is fixed at 7.75% annum. Proceeds from the borrowing were used to pay down existing debt, which bore a higher interest rate. The term loan was amended on March 24 and September 1, 1999 resulting in changes to certain debt covenants for which the Company was in compliance at June 30, 2003 and 2002. The term loan was further amended subsequent to year end on September 26, 2003. See Note 15 for additional information.

On April 24, 2002, the Company entered into a new credit facility arrangement with LaSalle Bank National Association (the "Bank"). The new credit facility provides for total borrowings up to $19.0 million; consisting of up to $15.0 million through a revolving credit facility and up to $4.0 million under a term loan. The term loan may be drawn against for capital expenditures during the first six months of the term of the credit facility. Repayment of the term loan begins on October 24, 2002, with principal and interest due in equal monthly installments over five years (subject to payment in full at the maturity of the credit facility if that facility is not renewed or extended). The new credit facility is collateralized by substantially all of the assets of the Company. The maturity date of the new facility is April 24, 2005.

The revolving credit facility provides for a borrowing base of 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $8.0 million, subject to reserves as established by the Bank. At June 30, 2003, $8.0 million was available under the revolving credit facility for additional borrowings. The new credit facility calls for a 0.25% commitment fee payable quarterly based on the average daily unused portion of the revolving credit facility. The revolving credit facility also provides for a commitment guaranty of up to $5.0 million for letters of credit and requires a per annum fee of 1.50% on outstanding letters of credit. At June 30, 2003 and 2002, the Company had no letters of credit outstanding. Any outstanding letters of credit decreases the amount available for borrowing under the revolving credit facility.

The entire credit facility accrues interest at the floating reference rate, which is the greater of the Bank's prime rate (plus 0.25% if the Company's fixed charge coverage ratio falls below 1.25 to 1.00) or the Federal Funds rate plus 0.5%. The floating reference rate was 4.00% at June 30, 2003 and 4.75% at June 30, 2002, respectively. The credit facility also provides the Company with a rate of LIBOR plus 2.25%, at the Company's option. The optional LIBOR rate may increase or decrease from LIBOR plus 2.00% to LIBOR plus 2.50% based on the Company's fixed charge coverage ratio. The 90-day LIBOR rate was 1.90% at June 30, 2002. At June 30, 2002, $5.6 million of the revolving credit facility was subject to the LIBOR provision. At June 30, 2003, none of the revolving credit facility is subject to the LIBOR provision. The Company also has the option to swap the interest rate applicable to the term loan for a fixed rate.

On September 26, 2002, the Bank further amended the Company's credit facility (the amended credit facility). Under the terms of the amended credit facility, the interest rate on each loan outstanding at an Event of Default, as defined in the amended credit facility, will bear interest at the rate of 2.00% per annum in excess of the interest rate otherwise payable thereon and interest payments will be payable on demand. The Bank amended various financial covenants in conjunction with the amended credit facility to include a quarterly fixed coverage charge ratio and EBITDA ratio through June 30, 2003, which are adjusted to measurement on an annual basis beginning on July 1, 2003. In addition, the outstanding loans under the amended credit facility bear interest at an annual interest rate of 0.75% plus the Bank's prime rate and the Company no longer has the option to elect a LIBOR rate of interest for its outstanding borrowings. The Company's per annum fee on any outstanding letters of credit under the amended credit facility is 2.50%. The borrowing period under the term loan for capital expenditures, which will represent 80% of the purchase price of the related equipment, was extended to eight months from the date of the original credit facility. Additionally, the terms of the amended credit facility restrict the payment of dividends on the Company's common stock.

The new credit facility requires lockbox arrangement, which provide for all receipts to be swept daily to reduce borrowings outstanding under the credit facility. This arrangement, combined with the existence of a Material Adverse Effect (MAE) clause in the new credit facility, cause the revolving credit facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force Issue 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement." However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the Company's operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox arrangement and the MAE clause. However, the revolving credit facility does not expire or have a maturity date within one year, but rather has a final expiration date of April 25, 2005. Additionally, the Bank has not notified the Company of any indication of a MAE at June 30, 2003.

Under the terms of the amended credit facility, the Company is required to be in compliance with certain financial covenants pertaining to stockholders' equity, capital expenditures and net income. At June 30, 2003, the Company was in violation of its EBITDA (net income after taxes, plus interest expense, income tax expense, and depreciation and amortization) covenant which were waived by the bank in a letter dated on September 26, 2003. See Note 15 for further discussion. Additionally, the terms of the new credit facility restrict the Company from the payment of dividends on any class of its stock.

Proceeds of $8.0 million received under the new credit facility were utilized to repay the entire amount outstanding under the Company's previous revolving credit facility. The previous credit facility was thereby terminated.

Aggregate maturities of long-term debt, excluding capital leases, for each of the two fiscal years subsequent to June 30, 2003 are as follows, assuming that the Company's bank does not claim a MAE with respect to the revolving credit facility. While the revolving credit facility is classified as a current liability, it is not expected to mature until 2005.

Fiscal Year	Revolving Credit Facility	Real Estate Term Loan	Capital Expenditure Term Loan	Total
2004	$ —	$ 596,218	$ 609,258	$ 1,205,476
2005	4,203,828	2,479,917	2,132,403	8,816,148
	$4,203,828	$3,076,135	$2,741,661	$10,021,624

6. Lease Commitments

The Company leases certain of its equipment under non-cancelable operating lease agreements. Minimum lease payments under operating leases at June 30, 2003 are as follows:

Fiscal Year	Operating Leases
2004	$247,047
2005	180,068
2006	122,799
2007	83,405
2008	—
Total minimum lease payments	$633,319

Rental expense incurred on operating leases in fiscal 2003, 2002, and 2001 totaled $378,665, $489,154 and $658,426, respectively.

7. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2003	2002	2001
Current:			
Federal	$(480,145)	$(1,014,479)	$ 528,560
State	—	—	—
Total current	(480,145)	(1,014,479)	528,560
Deferred:			
Federal	310,145	(124,267)	(110,410)
State	(41,374)	(155,674)	(246,258)
Total deferred	268,771	(279,941)	(356,668)
	$(211,374)	$(1,294,420)	$ 171,892

Income taxes were 57.3%, 9.9%, and 42.3% of pre-tax earnings (losses) in 2003, 2002, and 2001, respectively. The Company reversed $0.3 million in deferred tax valuation allowances during fiscal 2001 pursuant to the Company's reassessment of the underlying deferred tax assets and determination that it is more likely than not that the deferred tax assets will be fully utilized. A reconciliation of income taxes, with the amounts computed at the statutory federal rate is as follows:

	2003	2002	2001
Computed tax at federal statutory rate	$(125,437)	$(4,428,646)	$138,050
State income taxes, net of federal tax benefit	(78,072)	(88,959)	43,779
Non deductible goodwill	—	3,264,000	277,240
Change in valuation allowance	—	—	(325,391)
Other, net	(7,865)	(40,815)	38,214
Total	$(211,374)	$(1,294,420)	$171,892

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of June 30, 2003 and 2002 are as follows:

	2003		2002	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Current:				
Bad debts	$ 185,250	$ —	$ 175,500	$ —
Accrued liabilities	331,469	—	319,868	—
Inventory	—	928,798	192,042	—
Other property basis	—	—	58,500	—
	516,719	928,798	745,910	—
Non Current:				
Depreciation	—	51,927	—	131,295
Other property basis	—	103,041	—	125,116
Intangible assets	89,293	—	158,480	—
Net operating loss carryforward	1,132,820	—	302,059	—
Other	—	77,435	—	103,636
	1,222,113	232,403	460,539	360,047
Total deferred taxes	$1,738,832	$1,161,201	$1,206,449	$360,047

The Company has approximately $1.9 million of United States federal operating loss carryforwards, which will expire in the year 2023 if not utilized prior to that time.

8. Retirement Plan

The Company offers a retirement savings plan under Section 401(k) of the Internal Revenue Code to certain eligible salaried employees. Each employee may elect to enter a written salary deferral agreement under which a portion of such employee's pre-tax earnings may be contributed to the plan.

During the fiscal years ended June 30, 2003, 2002 and 2001, the Company made contributions of $254,673, $252,997, and $234,472, respectively.

9. Stockholders' Equity

The Company has established a 1991 Employee Non-Qualified Stock Option Plan, a 1994 Employee Stock Option Plan, and a 1999 Incentive Stock Plan (collectively the "Employee Plans"). The Employee

Plans provide for the granting of options to the Company's executive officers and key employees to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 1,800,000 shares of common stock may be granted under the Employee Plans. Options generally become exercisable ratably over a four year period or one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the first or second anniversary of the date granted, except certain options granted under the 1994 Employee Stock Option Plan which become exercisable when the fair market value of the common stock exceeds required levels. The right to exercise the options expires in ten years, from the date of grant, or earlier if an option holder ceases to be employed by the Company.

In addition, the Company has established a 1991 Directors Non-Qualified Stock Option Plan and a 1995 Directors Non-Qualified Stock Option Plan (collectively the "Directors Plans"). The Directors Plans provide for the granting of options to the Company's directors who are not employees of the Company to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 250,000 shares of common stock may be granted under the Directors Plans. Options shall become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of the date granted, except for certain options granted under the 1995 Directors Non-Qualified Stock Option Plan which become exercisable with respect to all of the shares covered thereby one year after the grant date. The right to exercise the options expires in ten years from the date of grant, or earlier if an option holder ceases to be a director of the Company.

A summary of stock option transactions in 2003, 2002 and 2001, respectively, pursuant to the Employee Plans and the Directors Plans is as follows:

	Weighted Average Price	Shares Subject To Option
June 30, 2000	$3.50	767,750
Options Granted	3.17	95,500
Options Exercised	—	—
Options Canceled	3.04	(67,850)
June 30, 2001	$3.50	795,400
Exercisable at June 30, 2001		369,025
June 30, 2001	$3.50	795,400
Options Granted	3.40	35,500
Options Exercised	2.21	(7,250)
Options Canceled	6.43	(27,350)
June 30, 2002	$3.41	796,300
Exercisable at June 30, 2002		525,675
June 30, 2002	$3.41	796,300
Options Granted	2.66	65,500
Options Exercised	—	—
Options Canceled	7.11	(90,700)
June 30, 2003	$2.91	771,100
Exercisable at June 30, 2003		630,475

The following table provides additional information for options outstanding and exercisable at June 30, 2003.

Options Outstanding

Range of Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price
$1.00-1.99	14,250	5.8 years	$ 1.88
2.00	542,000	6.3 years	2.00
2.01-6.99	154,000	8.3 years	3.26
7.00-7.99	40,000	4.4 years	7.37
8.00-18.50	20,850	1.2 years	16.10
$1.00-18.50	771,100	6.4 years	$ 2.91

Options Exercisable

Range of Prices	Number	Weighted Average Exercise Price
$1.00-1.99	10,500	$ 1.88
2.00	508,125	2.00
2.01-6.99	51,000	3.94
7.00-7.99	40,000	7.37
8.00-18.50	20,850	16.10
$1.00-18.50	630,475	$ 2.96

See Note 2 for discussion of accounting for stock awards, and related fair value and pro forma income disclosures.

Stockholder Rights Plan

The Board of Directors adopted a Stockholder Rights Plan in 1996 that would permit stockholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios. At June 30, 2003, no common stock has been purchased under this plan.

10. Export Sales

Export sales for the years ended June 30, 2003, 2002, and 2001 are approximately as follows (in thousands):

	2003	2002	2001
Europe	$ 1,200	$1,400	$ 1,500
Canada	1,100	1,300	1,500
Latin America	3,600	2,900	3,200
Middle East	800	1,100	1,200
Far East	2,900	2,300	4,200
Other	900	800	2,100
	$10,500	$9,800	$13,700

11. Supplemental Balance Sheet Information

		June 30, 2003	June 30, 2002
Inventories			
Work in progress		$ 536,695	$ 541,855
Component parts		10,577,713	13,176,743
Finished goods		3,484,822	4,294,397
Reserve for obsolete and excess inventory		(2,324,258)	(4,812,074)
		$12,274,972	$13,200,921
	Estimated Useful Life (years)		
Property, plant and equipment			
Machinery and equipment	5-10	$ 19,545,408	$ 19,161,575
Buildings	28-35	11,935,298	11,935,298
Land and land improvements	5-7	934,216	934,216
Total property, plant and equipment at cost		32,414,922	32,031,089
Less accumulated depreciation and amortization		(19,784,633)	(18,802,932)
		$ 12,630,289	$ 13,228,157
Other accrued liabilities			
Accrued compensation expense		$ 1,416,554	$ 1,301,203
Accrued interest expense		27,459	26,849
Accrued income tax		821,187	830,503
Customer deposits		590,368	263,833
Other		363,413	439,585
		$ 3,218,981	$ 2,861,973

12. Commitments and Contingencies

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In March through June 2000, the FDA conducted an inspection of the Company's St. Louis facility and provided a written report, known as an "FDA Form 483" or simply a "483", citing FDA observations concerning GMP compliance and quality control issues applicable to demand valves, emergency ventilators, circumcision clamps, and regulators. The Company provided a written response to the FDA and in August 2000, the FDA issued a warning letter and requested that the Company clarify and supplement its responses to the 483 observations. As a result, the Company submitted to the FDA a written supplemental response and defined actions to address the FDA concerns. The Company met with the FDA at their Kansas City field office in March 2001 to discuss the responses and actions. From October 27, 2001 to November 19, 2001 the FDA conducted a follow-up inspection to the June 2000 inspection. On January 23, 2002, the FDA released a copy of the establishment report (EIR) for the October 27, 2001 to November 19, 2001 inspection and has indicated that the inspection is closed. The Company intends to continue to conduct business in such a manner as to avert any FDA action seeking to interrupt or suspend manufacturing or require any recall or modification of products.

The Company has recognized the costs and associated liabilities only for those investigations, claims and legal proceedings for which, in its view, it is probable that liabilities have been incurred and the related amounts are estimable. Based upon information currently available, management believes that existing accrued liabilities are sufficient and that it is not reasonably possible at this time that any additional liabilities will result from the resolution of these matters that would have a material adverse effect on the Company's consolidated results of operations, financial position, or cash flows.

13. Segment Information

The Company operates in one segment consisting of the manufacturing, marketing and distribution of a variety of respiratory products used in the health care industry to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers and emergency medical product dealers. The Company's product lines include respiratory care products, medical gas equipment and emergency medical products. The Company does not have any one single customer that represents more than 10 percent of total sales.

14. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for fiscal 2003 and 2002 appears below (all amounts in thousands, except per share data):

	Three months ended,							
	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001
Net sales	$14,327	$16,443	$14,852	$15,241	$15,683	$15,188	$15,398	$14,146
Gross profit	3,244	4,241	3,385	3,184	567	3,391	3,627	2,831
Income (loss) from operations	(135)	818	(40)	(140)	(12,177)	325	454	(532)
Net income (loss)	(106)	365	(176)	(240)	(11,347)	29	97	(510)
Basic and diluted earnings (loss) per share	(0.01)	0.05	(0.02)	(0.03)	(1.44)	—	0.01	(0.07)

15. Subsequent Events

On September 26, 2003, the Bank further amended the Company's credit facility (the amended credit facility). The Bank amended various financial covenants in conjunction with the amended credit facility including a reduction in the required fixed coverage charge ratio and the elimination of the EBITDA covenant. The Bank amended the borrowing base to include 80% of eligible accounts receivable plus the lesser of 50% of eligible inventory or $7.0 million, subject to reserves as established by the Bank. In addition, the outstanding loans under the amended credit facility will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. In conjunction with these amendments to the Company's credit facility, the Bank extended the maturity on the Company's term loan on real estate from August 1, 2003 to April 24, 2005. Amortization on the real estate term loan shall continue on a five-year schedule with equal monthly payments of $49,685. The real estate term loan will bear interest at an annual interest rate of 1.00% plus the Bank's prime rate. The Company also received a waiver from the Bank for its covenant violations pertaining to its EBITDA covenant, which the Company was in default of on June 30, 2003.

On July 28th, 2003 the Company announced an immediate workforce reduction of 14 positions from it's managerial and administrative staff and 5 positions from it's production group. This reduction, effective immediately in July, resulted in severance pay of approximately $73,000, which was paid in the first quarter of fiscal 2004.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

As of the end of the period covered by this Report, management of the Company, with the participation of the Company's President and principal executive officer and the Company's Vice President-Finance and principal financial officer, evaluated the effectiveness of the Company's "disclosure controls and procedures" as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, these officers concluded that, as of June 27, 2003, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including those officers, to allow timely decisions regarding required disclosure.

During the period covered by this Report, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

A definitive proxy statement is expected to be filed with the Securities and Exchange Commission on or about October 13, 2003. The information required by this item is set forth under the caption "Election of Directors", under the caption "Executive Officers", and under the caption Section 16(a) Beneficial Ownership Reporting Compliance in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 11. ***Executive Compensation***

The information required by this item is set forth under the caption "Executive Compensation" in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement, which information is incorporated herein by reference thereto.

Item 13. ***Certain Relationships and Related Transactions***

None

Item 14. ***Principal Accountant Fees and Services***

The information by this item will appear in the section entitled "Audit Fees" included in the Company's definitive Proxy Statement to be filed on or about October 13, 2003, relating to the 2003 Annual Meeting of Shareowners, and such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedule, and Reports on Form 8-K***

1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in response to Item 8:

Consolidated Statement of Operations for the years ended June 30, 2003, 2002, and 2001

Consolidated Balance Sheet at June 30, 2003 and 2002

Consolidated Statement of Changes in Stockholders' Equity for the years ended June 30, 2003, 2002 and 2001

Consolidated Statement of Cash Flows for the years ended June 30, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

Report of Independent Auditors

2. Financial Statement Schedule

Valuation and Qualifying Accounts and Reserves for the Years Ended June 30, 2003, 2002 and 2001

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Report.

4. Reports on Form 8-K

On May 20, 2003, the Registrant filed a report on Form 8-K providing Regulation FD disclosure with respect to its press release dated May 13, 2003, releasing third quarter results.

On July 28, 2003, the Registrant filed a report on Form 8-K with respect to its press release dated July 28, 2003, disclosing its failure to meet, as of June 30, 2003, applicable EBITDA requirements under its loan agreement with LaSalle Bank and also relating to its reduction in management and administrative staff.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED HEALTHCARE PRODUCTS, INC.

By:

/s/ EARL R. REFSLAND

Earl R. Refsland
President and Chief Executive Officer

/s/ DANIEL C. DUNN

Daniel C. Dunn
Vice President, Chief Financial Officer, and Secretary

Dated: September 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 27, 2003.

Signatures	Title
* John D. Weil	Chairman of the Board
* Earl R. Refsland	President, Chief Executive Officer and Director (principal Executive Officer)
* William A. Peck	Director
* Brent D. Baird	Director
* James B. Hickey, Jr.	Director

*By: /s/ EARL R. REFSLAND
Earl R. Refsland
Attorney-in-Fact

ALLIED HEALTHCARE PRODUCTS, INC.

RULE 12-09 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts — describe	Deductions — describe	Balance at end of period
For the Year Ended June 30, 2003					
Reserve For Doubtful Accounts	$ (450,000)	$ (36,569)		$ 11,569(1)	(475,000)
Inventory Allowance For Obsolescence And Excess Quantities	$(4,812,074)			$2,487,816(2)	$(2,324,258)
For the Year Ended June 30, 2002					
Reserve For Doubtful Accounts	$ (605,714)	$ (171,412)		$ 327,126(1)	$ (450,000)
Inventory Allowance For Obsolescence And Excess Quantities	$(2,572,967)	$(3,216,916)		$ 977,809(2)	$(4,812,074)
For the Year Ended June 30, 2001					
Reserve For Doubtful Accounts	$ (882,874)	$ (259,997)		$ 537,157(1)	$ (605,714)
Inventory Allowance For Obsolescence And Excess Quantities	$(2,894,610)	$ (149,000)		$ 470,643(2)	$(2,572,967)

(1) Decrease due to bad debt write-offs and recoveries.

(2) Decrease due to disposal of obsolete inventory.